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As filed with the Securities and Exchange Commission on April 13, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

GSI TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code number)	77-0398779 (I.R.S. Employer Identification No.)

2360 Owen Street
Santa Clara, California 95054
(408) 980-8388
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

LEE-LEAN SHU
President and Chief Executive Officer
GSI TECHNOLOGY, INC.
2360 Owen Street
Santa Clara, California 95054
(408) 980-8388

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

DENNIS C. SULLIVAN, ESQ.	DONNA M. PETKANICS, ESQ.
Gray Cary Ware & Freidenrich LLP	Wilson Sonsini Goodrich & Rosati, P.C.
2000 University Avenue	650 Page Mill Road
East Palo Alto, California 94303-2248	Palo Alto, California 94304-1050
(650) 833-2000	(650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

                If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

                If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock ($0.001 par value)	$103,500,000.00	$13,113.45

(1)
Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.

                The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated April 13, 2004

PROSPECTUS

                    Shares

[GSI LOGO]

Common Stock

              This is GSI Technology, Inc.'s initial public offering of its common stock. We are offering            shares and the selling stockholders are offering            shares. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We expect the public offering price to be between $                              and $                              per share.

              Currently, no public market exists for the shares. After pricing of the offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol "GSIT."

              Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses, to GSI Technology, Inc.	$	$
Proceeds before expenses, to Selling Stockholders	$	$

              The underwriters may also purchase up to an additional            shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2004.

Merrill Lynch & Co.
Needham & Company, Inc.
Friedman Billings Ramsey
C.E. Unterberg, Towbin

The date of this prospectus is                        , 2004

[INSIDE FRONT COVER PAGE]

              This page, which is colored blue, has the following heading in blue and white block text in the upper left corner of the page: "GSI TECHNOLOGY." The following sentence appears in white text immediately below the heading, in the upper left portion of the page: "GSI Technology is a leading-edge supplier of ultra fast, low power, full featured SRAM products focused on networking and telecommunications applications." In the upper left half portion of the page, in the background behind the heading and the sentence below the heading, are images of the number one and zeros in undulating lines. Appearing in the upper right portion of the page is the image of an antenna tower with microwave dishes of various sizes affixed to it. In the middle right portion of the page, immediately below the image of the antenna tower, is the image of wires connected to a server. In the lower right quarter of the page, immediately below the image of the red and green wires, is an image of a silicon wafer. In the lower right corner portion of the page, overlaid on the lower right portion of the image of the silicon wafer, is the image of four routers, stacked on top of each other. In the middle of the page, is the image of an integrated circuit with the words "GSI TECHNOLOGY" appearing on the chip. Also in the middle portion of the page and partially covered by the image of the integrated circuit, is the image of the bottom half of the integrated circuit. In the lower left corner portion of the page is the image of two servers, with one server approximately four-times the height of the other server. Also in the lower left corner portion of the page, and to the immediate right of the image of the larger server, is the image of a fiber optic cable. In the bottom middle portion of the page, to the immediate right of the fiber optic cable and to the immediate left of the silicon wafer, is the image of a telephone pole and a utility worker working at the top of the telephone pole.

              You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or consistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information approving in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

              GSI Technology, GSI, BurstRAM, FLXDrive, NBT SRAM, SigmaRAM and SigmaQuad are trademarks of GSI Technology, Inc. in the United States and other countries. All trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under "Risk Factors" before making an investment decision. References to "we", "us" and "our" refer to GSI Technology, Inc.

GSI Technology, Inc.

              We design, develop and market high performance SRAM, or static random access memory, integrated circuits, or ICs, for the networking and telecommunications markets. We are a leading provider of Fast SRAM products, which perform at higher speeds and provide greater density than commodity SRAM products used in other applications. Within the Fast SRAM market, we focus on higher speed devices, or what we refer to as Ultra-Fast SRAMs, which are Fast SRAM ICs that require less than 5 nanoseconds to retrieve data from memory. We provide a broad range of advanced, highly reliable Fast and Ultra-Fast SRAM solutions that target high performance equipment, such as routers, switches, wireless local area network infrastructure equipment, wireless basestations and network access equipment. We believe our advanced circuit design expertise provides original equipment manufacturers, or OEMs, with early access to next generation technologies, superior performance, advanced feature sets and high reliability, thereby enabling them to bring networking and telecommunications equipment to market quickly.

              We work closely with leading networking and telecommunications OEMs to better anticipate their needs and gain insight into future technology requirements. Our products are used by leading OEMs in the networking and telecommunications markets, including Agilent Technologies, Alcatel, Cisco Systems, Huawei Technologies, Lucent Technologies and QLogic. Due primarily to an increase in orders for our Fast and Ultra-Fast SRAM products, our net revenues increased from $16.2 million for the nine months ended December 31, 2002 to $23.7 million for the nine months ended December 31, 2003.

              Growth in data, voice and video traffic has driven the need for greater networking bandwidth, resulting in the continued build-out of the networking and telecommunications infrastructure. This growth has led to the proliferation of a wide variety of networking equipment throughout the networking and telecommunications infrastructure. This equipment includes routers, switches, wireless local area network infrastructure equipment, wireless base stations and network access equipment. All of these products require Fast SRAM ICs, and OEMs are increasingly relying upon advanced SRAM technology to enable higher performance of their products.

              As networking equipment must increasingly support advanced traffic content such as Voice over Internet Protocol, or VoIP, and video streaming, networking and telecommunications OEMs are driving demand for even higher performance Fast and Ultra-Fast SRAM ICs. Networking and telecommunications OEMs are also under increasing pressure to bring these higher performance products to market rapidly. As a result, networking and telecommunications OEMs have increasingly relied on SRAM providers that offer a broad range of advanced Fast and Ultra-Fast SRAM ICs and who are capable of rapidly developing and introducing ICs that incorporate advanced feature sets.

              Through the use of advanced architectures and design methodologies, we believe we are a technology leader in the development of Fast and Ultra-Fast SRAM ICs. The majority of our solutions have access speeds of less than 5 nanoseconds. By providing faster ICs, we enable our customers to design and develop higher performance products that support increasingly complex traffic content.

              We currently offer 30 basic product configurations, which are the basis for over 2,500 individual products. Our broad product offering enables us to leverage our research and development to design and develop our product lines to meet the precise and changing requirements of networking and telecommunications OEMs.

              Our products consume up to 50% less power than comparable products offered by our principal competitors. As a result, our products generate less heat, increasing the reliability of the networking equipment in which they are used. Furthermore, because of the low power requirements of our products, OEMs are able to add capabilities to their systems which otherwise might not have been possible due to overall system power constraints.

              Our designs enable multiple product families to be manufactured from a single die. This flexibility allows us to minimize manufacturing time and respond quickly to shipment requirements that are characteristic of the networking and telecommunications markets. Our flexible product designs also allow OEMs to reduce their cost and time-to-market by evaluating and qualifying one product configuration, enabling them to more easily qualify related products within the same product family. Additionally, our single die solution allows us to reduce our costs through better inventory management, the purchase of fewer mask sets, streamlining internal product qualifications, and more efficient use of engineering resources.

              Our products offer features that address a broad range of networking and telecommunications OEM system requirements. These proprietary features include a JTAG test port, which enables post assembly verification of the connection between our ICs and the system board, thereby allowing our customers to more rapidly develop, test and ship their products. Additionally, we offer our FLXDrive feature which allows the system designer to optimize signal performance for a given requirement. We provide OEMs the ability to use our ICs in various modes of operation using our flexible pin out structure, thus increasing product flexibility and availability. We also perform a full range of product reliability testing and comprehensively test all of our products at a wide range of extreme hot and cold temperatures, in addition to performing burn-in, to help assure high levels of quality and reliability.

              We work with independent wafer foundries to manufacture our products in order to increase yields, lower manufacturing costs and enhance the quality of our products. This business model allows us to focus our resources on research and development, product design and marketing, while gaining access to advanced manufacturing process technologies without significant capital investments and the related fixed costs.

              Our objective is to become the leading provider of Fast and Ultra-Fast SRAMs. Key elements of our strategy to achieve this objective include:

  •
  continue to focus on the networking and telecommunications markets;

  •
  collaborate with wafer foundries to leverage leading-edge process technologies;

  •
  continue to invest in research and development to extend our technology leadership;

  •
  focus on industry-leading OEMs; and

  •
  leverage our core strengths to develop other product lines.

              We were incorporated in California in 1995 and were reincorporated in Delaware in                 2004. Our principal executive offices are located at 2360 Owen Street, Santa Clara, California, 95054 and our telephone number is (408) 980-8388.

The Offering

Common stock offered by:
GSI Technology, Inc.	shares
Selling stockholders	shares

Total	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that our net proceeds from this offering, without exercise of the overallotment option, will be approximately $ million. We intend to use these net proceeds for general corporate purposes including working capital. See "Use of Proceeds."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares our common stock.
Proposed Nasdaq National Market symbol	GSIT

              The number of shares of common stock to be outstanding after this offering is based on the pro forma number of shares outstanding as of March 31, 2004 and reflects the conversion of all shares of our outstanding convertible preferred stock into 15,120,168 shares of our common stock. This information excludes:

  •
  3,511,263 shares issuable upon the exercise of outstanding options issued under our stock option plans with a weighted average exercise price of $2.63 per share;

  •
  1,127,839 shares authorized for future issuance under our 2000 stock option plan;

  •
  shares authorized for future issuance under our 2004 equity incentive plan; and

  •
  shares authorized for future issuance under our 2004 employee stock purchase plan.

              In addition, the underwriters have a 30-day option to purchase up to                  additional shares from us. Some of the disclosures in this prospectus would be different if the underwriters exercise their overallotment option. Unless we tell you otherwise, the information in this prospectus:

  •
  reflects the conversion of all outstanding shares of preferred stock into 15,120,168 shares of common stock upon the completion of this offering;

  •
  gives effect to our planned reincorporation in Delaware which will occur immediately prior to the completion of this offering; and

  •
  assumes that the underwriters will not exercise their overallotment option.

SUMMARY FINANCIAL DATA

              The following tables provide summary financial data and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended March 31,					Nine Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$11,864	$41,820	$73,653	$24,826	$20,981	$16,186	$23,724
Cost of revenues	9,273	27,434	42,424	19,133	18,477	13,868	18,297

Gross profit	2,591	14,386	31,229	5,693	2,504	2,318	5,427

Operating expenses:
Research and development	583	1,627	5,097	4,848	6,206	4,797	4,242
Selling, general and administrative	1,785	4,080	7,377	4,883	4,500	3,390	3,092

Total operating expenses	2,368	5,707	12,474	9,731	10,706	8,187	7,334

Income (loss) from operations	223	8,679	18,755	(4,038)	(8,202)	(5,869)	(1,907)
Interest and other income (expense), net	226	58	560	779	144	100	135

Income (loss) before income taxes	449	8,737	19,315	(3,259)	(8,058)	(5,769)	(1,772)
Provision for (benefit from) income taxes	—	3,287	7,987	(1,190)	(620)	(2,135)	—

Net income (loss)	$449	$5,450	$11,328	$(2,069)	$(7,438)	$(3,634)	$(1,772)

Net income (loss) per share:
Basic	$0.19	$1.96	$2.73	$(0.44)	$(1.39)	$(0.69)	$(0.31)

Diluted	$0.02	$0.26	$0.53	$(0.44)	$(1.39)	$(0.69)	$(0.31)

Weighted average shares:
Basic	2,329	2,784	4,157	4,713	5,334	5,278	5,654

Diluted	19,288	20,702	21,452	4,713	5,334	5,278	5,654

	December 31, 2003
	Actual	Pro Forma As Adjusted
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,209	$
Working capital	16,928
Total assets	26,661
Redeemable convertible preferred stock	9,007
Total stockholders' equity	$10,385	$

              The as adjusted information above reflects the sale of            shares of common stock by us in this offering at an assumed public offering price of $            per share, after deducting the underwriting discount and estimated offering expenses, and giving effect to the conversion of all outstanding shares of our convertible preferred stock into 15,120,168 shares of our common stock and the application of the net proceeds of the offering.

RISK FACTORS

              An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Our Industry

We have incurred significant losses in prior periods and may incur losses in the future.

              We incurred net losses of $1.8 million, $7.4 million and $2.1 million for the nine months ended December 31, 2003 and for fiscal 2003 and 2002, respectively, and we may incur additional losses in the future. Our business does not have an established record of profitability and we may not be able to achieve or sustain profitability in the future. In addition, we expect our operating expenses to increase as we expand our business. If our revenues do not grow to offset these expected increased expenses, our business will suffer. Our ability to increase our revenues depends on a number of factors, including:

  •
  the rate of growth of our target markets;

  •
  the continued market acceptance of the products of our end-users, or networking and telecommunications OEMs which incorporate our products into their equipment;

  •
  the competitive position of our products; and

  •
  our ability to develop new products.

              You should not consider recent quarterly revenue growth as an indication of our future performance. In fact, in future quarters we may not have any revenue growth, or our revenues could decline. Furthermore, if our operating expenses exceed our expectations, our financial performance will be adversely affected.

Unpredictable fluctuations in our operating results could cause our stock price to decline.

              Our quarterly revenues, expenses and operating results have varied in the past and might vary significantly from quarter to quarter in the future. For example, in the last two fiscal years, we have recorded quarterly operating income of as much as $834,000 and quarterly operating losses of as much as $2.3 million. We therefore believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price.

              Our expenses are, to a large extent, fixed, and we expect that these expenses will increase in the future. We will not be able to adjust our spending quickly if our revenues fall short of our expectations. If this were to occur, our operating results would be harmed. If our operating results in future quarters fall below the expectations of market analysts and investors, the price of our common stock could fall.

              Factors that might cause our operating results to fluctuate on a quarterly and annual basis include:

  •
  the volume and timing of orders received from customers;

  •
  the timing of releases of new products by us and our competitors;

  •
  fluctuations in yields at the independent wafer foundries that manufacture our products;

  •
  the long sales cycles for our Fast and Ultra-Fast SRAMs;

  •
  the availability of SRAM products in the market;

  •
  our ability to anticipate changing end-user product requirements for the networking and telecommunications markets;

  •
  change in demand for our products;

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  the continued development of our direct and indirect distribution channels;

  •
  the availability of foundry, assembly or test capacity;

  •
  changes in average selling prices of our products;

  •
  changes in our product mix;

  •
  cancellation of existing orders or the failure to secure new orders; and

  •
  increased expenses associated with our product design and development.

We depend upon the sale of our Fast and Ultra-Fast SRAMs for all of our revenues, and a downturn in demand for our products could have a more disproportionate impact on our revenues than if we derived revenues from a more diversified product offering.

              We derive all of our revenues from the sale of our Fast and Ultra-Fast SRAMs, and sales of these products will represent the substantial majority of our revenues for the foreseeable future. Our business depends in large part upon continued demand for our products in the markets we currently serve, and adoption of our products in new markets. Market adoption will be dependent upon our ability to increase customer awareness of the benefits of our products and to prove their high performance and cost effectiveness. We may not be able to sustain or increase our revenues from sales of our products, particularly if the networking and telecommunications markets enter into another downturn in the future. Any decrease in revenues from sales of our products could harm our business more than it would if we offered a more diversified line of products.

We are subject to the highly cyclical nature of the networking and telecommunications markets.

              Our products are incorporated into products used in the highly cyclical networking and telecommunications markets. In recent quarters, the networking and telecommunications markets have begun to emerge from an extended period of severe contraction. During this market contraction, our operating results sharply declined. Prior to this period of contraction, the networking and telecommunications markets experienced a period of rapid growth. During this period of growth, a number of new telecommunications and networking companies entered the market. These new companies raised significant amounts of capital, much of which they invested in new equipment, causing acceleration in demand for networking and telecommunications equipment, and hence, an increase in demand for our products. We expect that the networking and telecommunications markets will continue to be highly cyclical, characterized by periods of rapid growth and contraction. Our business and our operating results are likely to fluctuate, perhaps quite severely, as a result of this cyclicality.

Downturns in the semiconductor industry may harm our business.

              The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints.

              Our operating results may suffer during the down portion of these cycles. For example, the SRAM industry experienced significant declines in the average selling prices of SRAM products during the recent downturn in the semiconductor industry. We expect similar declines to occur in the future. Downturns in the semiconductor industry could cause our stock price to be volatile, and a prolonged decline in the industry could harm our operating results.

The average selling prices of our products are expected to decline, and if we are unable to offset these declines, our operating results will suffer.

              We expect that the average unit selling prices of our products will be subject to significant pricing pressures. A reduction in average selling prices of our products could result in reduced revenues and lower gross margins on our products. Our ability to increase our net revenues and maintain our gross margins despite a decline in the average selling prices of our products will depend on a variety of factors, including our ability to introduce lower cost versions of our existing products, increase unit sales volumes of these products, and introduce new products with higher prices. If we fail to accomplish any of these objectives, our business will suffer. To reduce our costs, we may be required to implement design changes that lower our manufacturing costs, negotiate reduced purchase prices from our foundries and assembly and test vendors, and successfully manage our manufacturing and subcontractor relationships. Because we do not operate our own wafer foundry or assembly facilities, we may not be able to reduce our costs as rapidly as companies that operate their own foundries or facilities.

A small number of customers account for a significant percentage of our net revenues. If any of our major customers reduce the amount they purchase or stop purchasing our products, our operating results will suffer.

              Historically, a small number of customers and end-users have accounted for a significant portion of our net revenues. A significant percentage of our sales are made to distributors and to contract manufacturers who incorporate our products into end products for systems manufacturers, including Cisco Systems. For the nine months ended December 31, 2003, SMART Modular Technologies, which operates consigned warehouses for Cisco Systems, accounted for 26.5% of our net revenues. During the same period, distributors Impact and Avnet Logistics accounted for 17.0% and 14.1%, respectively, of our net revenues. Cisco Systems, the largest end-user of our products, accounted for approximately one quarter to one third of our net revenues for the nine months ended December 31, 2003, fiscal 2003 and fiscal 2002. Cisco Systems purchases our products directly, through our distributors, through its contract manufacturers and through SMART Modular Technologies.

              We anticipate that our operating results in any given period will continue to depend, to a significant extent, upon revenues from a small number of end-users, distributors and contract manufacturers. We expect to continue to depend significantly on orders from our key end-users, particularly Cisco Systems, and our future success is dependent to a large degree on the business success of these end-users over which we have no control. We do not have long-term contracts with Cisco Systems, or our other major end-users, distributors or contract manufacturers that obligate them to purchase our products. If we fail to continue to sell to our key end-users, distributors or contract manufacturers in sufficient quantities, the growth of our business could be harmed. If a key end-user, distributor or contract manufacturer were to delay orders or payment or terminate its relationship with us, our business would be harmed.

A small number of customers generally account for a significant portion of our accounts receivable in any period, and if any one of them fails to pay us, our operating results will suffer.

              A small number of customers generally account for a significant portion of our accounts receivable in any period, and if any of them fails to pay us, our operating results will suffer. For example, at March 31, 2003, Celestica, Avnet Logistics and Unique Technologies accounted for 17.0%, 15.4% and 10.4%, respectively, of our accounts receivable. If any of these customers do not pay us, our operating results will be harmed. Generally, we do not require collateral from our customers.

The market for Fast and Ultra-Fast SRAMs is highly competitive.

              The market for Fast and Ultra-Fast SRAMs, which are used primarily in networking and telecommunications equipment, is characterized by price erosion, rapid technological change, cyclical market patterns and heightened foreign and domestic competition. Several of our competitors offer broader product lines and have greater financial, technical, marketing, distribution and other resources than we have. We cannot assure you that we will be able to compete successfully against any of these competitors. Our ability to compete successfully in this market depends on factors both within and outside of our control, including:

  •
  real or perceived imbalances in supply and demand of SRAMs;

  •
  the rate at which OEMs incorporate our products into their systems;

  •
  the success of our customers' products;

  •
  our ability to develop and market new products;

  •
  access to advanced process technologies at competitive prices; and

  •
  the supply and cost of wafers.

In addition, we are vulnerable to advances in technology used by competitors to offer products that feature higher performance, lower cost or lower power capabilities. There can be no assurance that we will be able to compete successfully in the future as to any of these factors. Our failure to compete successfully in these or other areas could harm our business.

Our products are complex and could contain defects, which could reduce revenues or result in claims against us.

              We develop complex products. Despite testing by us and our end-users, design or manufacturing errors may be found in existing or new products. These defects could result in a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may also cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts, result in a delay or loss of market acceptance of our products and harm our relationships with our end-users. Our end-users could also seek and obtain damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

              In addition, wafers and other components used in our products may contain defects that are not fully recoverable from our independent wafer foundries and other suppliers. For example, in the quarter ended March 31, 2003, we returned approximately $2.8 million of defective wafers to Taiwan Semiconductor Manufacturing Company Limited, or TSMC, which required us to take a charge of approximately $700,000 to cost of revenues for manufacturing costs incurred in excess of the amount credited by TSMC.

We are dependent on the supply of wafers from independent foundries over which we have no control, and if we fail to obtain an adequate supply of wafers, our business will be harmed.

              To produce our products, we require wafers that are manufactured by independent foundries over which we have no control. If we are unable to obtain an adequate supply of wafers from our current or any alternative sources in a timely manner, our operating results will be harmed. Our ability to increase IC shipments is dependent on our ability to increase production through the allocation of increased wafer fabrication capacity by our existing foundries. To date, our principal manufacturing relationship has been with TSMC from which we have obtained a substantial majority of our wafers. We also receive wafers from WaferTech LLC, located in Washington. WaferTech is a subsidiary of TSMC. Each of our wafer foundries also supplies wafers to other IC companies, including our competitors. We do not have supply agreements with these manufacturers, and instead obtain manufacturing services on a purchase-order basis. Our manufacturers have no obligation to supply products to us for any specific product, in any specific quantity, at any specific price or for any specific time period. If these suppliers experience manufacturing failures or yield shortfalls, are disrupted by natural disaster or political instability, choose to prioritize capacity for other uses or reduce or eliminate deliveries to us, we likely will not be able to enforce fulfillment of any delivery commitments. Our wafer foundries may be unable to supply us with sufficient quantities to meet all of our requirements. If this were to occur, we would have to allocate our products among our end-users which would constrain our growth and might cause some of them to seek alternative sources of supply. To increase our supply of wafers, we may seek to qualify additional manufacturing sources. The qualification process may take up to 12 months or longer and there is no assurance that we will be able to find and qualify another manufacturer. Moreover, it is uncertain whether additional manufacturing sources would agree to deliver an adequate supply of wafers to us.

Because we outsource our wafer manufacturing and independent wafer foundry capacity is limited, we may be required to enter into costly long-term supply arrangements to secure foundry capacity.

              We do not have long-term supply agreements with our wafer foundries but instead obtain our wafers on a purchase order basis. In order to secure wafer supply from our current or future independent foundries, we may be required to enter into various arrangements with them, which could include:

  •
  contracts that commit us to purchase specified quantities of wafers over extended periods;

  •
  investments in and joint ventures with the foundries; or

  •
  non-refundable deposits with or prepayments or loans to foundries in exchange for capacity commitments.

              We may not be able to make any of these arrangements in a timely fashion or at all, and these arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure independent foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

Any significant order cancellations or order deferrals could adversely affect our operating results.

              We typically sell products pursuant to purchase orders that customers can generally cancel or defer on short notice without incurring a significant penalty. Any significant cancellations or deferrals in the future could materially and adversely affect our business, financial condition and results of operations. Cancellations or deferrals could cause us to hold excess inventory, which could reduce our profit margins, increase product obsolescence and restrict our ability to fund our operations. We generally recognize revenue upon shipment of products to a customer. If a customer refuses to accept shipped products or does not pay for these products, we could miss future revenue projections or incur significant charges against our income, which could materially and adversely affect our operating results.

Demand for our products may decrease if our end-users and contract manufacturers experience difficulty manufacturing, marketing or selling their products.

              Our products are used as components in our end-users' networking and telecommunications products. For example, Cisco Systems, our largest end-user, incorporates our products in a number of its networking routers and switches. Accordingly, demand for our products is subject to factors affecting the ability of our end-users and their contract manufacturers to successfully introduce and market their products, including:

  •
  capital spending by service providers and other enterprises who purchase our end-users' products;

  •
  the competition our end-users face in the networking and telecommunications industries;

  •
  the technical, manufacturing, sales and marketing and management capabilities of our end-users and contract manufacturers;

  •
  the financial and other resources of end-users of our products and their contract manufacturers; and

  •
  the inability of our end-users to sell their products if they infringe third party intellectual property rights.

If demand for the products offered by our end-users or their contract manufacturers decreases, they may reduce purchases of our products, which would harm our business.

If we do not successfully develop new products to respond to rapid market changes due to changing technology and evolving industry standards, particularly in the networking and telecommunications markets, our business will be harmed.

              If we fail to offer technologically advanced products and respond to technological advances and emerging standards, we may not generate sufficient revenues to offset our development costs and other expenses, which will hurt our business. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. In particular, the networking and telecommunications markets are rapidly evolving and new standards are emerging. We may experience development, marketing and other technological difficulties that may delay or limit our ability to respond to technological changes, evolving industry standards, competitive developments or end-user requirements. For example, because we have limited experience developing IC products other than Fast and Ultra-Fast SRAMs, our efforts to introduce new products may not be successful and our business may suffer. Other challenges that we face include:

  •
  our products may become obsolete upon the introduction of alternative technologies;

  •
  we may incur substantial costs if we need to modify our products to respond to these alternative technologies;

  •
  we may not have sufficient resources to develop or acquire new technologies or to introduce new products capable of competing with future technologies;

  •
  new products that we develop may not successfully integrate with our end-users' products into which they are incorporated;

  •
  we may be unable to develop new products that incorporate emerging industry standards;

  •
  we may be unable to develop or acquire the rights to use the intellectual property necessary to implement new technologies; and

  •
  when introducing new or enhanced products, we may be unable to manage effectively the transition from older products.

We may experience difficulties in transitioning to smaller geometry process technologies and other more advanced manufacturing process technologies and that may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

              In order to remain competitive, we expect to continue to transition our products to smaller geometry process technologies. This transition will require us to migrate to new manufacturing processes for our products and redesign certain products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs and increase performance, and we have designed products to be manufactured using 90 nanometer geometry process technologies. We may experience difficulty in transitioning to smaller geometry process technologies or new manufacturing processes. These difficulties could result in reduced manufacturing yields, delays in product deliveries and increased expenses. We are dependent on our relationships with our wafer foundries to transition successfully to smaller geometry process technologies and to more advanced manufacturing processes. We cannot assure you that our wafer foundries will be able to effectively manage the transition or that we will be able to maintain our relationships with our foundries. If we or our wafer foundries experience significant delays in this transition or fail to implement these transitions, our business, financial condition and results of operations could be materially and adversely affected.

Our products have lengthy sales cycles that make it difficult to plan our expenses and forecast results.

              Our products are generally incorporated in our end-users' products at the design stage. However, their decisions to use our products often require significant expenditures by us without any assurance of success, and often precede volume sales, if any, by a year or more. If an end-user decides at the design stage not to incorporate our products into their products, we will not have another opportunity for a design win with respect to that customer's product for many months or years, if at all. Our sales cycle can take up to 24 months to complete, and because of this lengthy sales cycle, we may experience a delay between increasing expenses for research and development and our sales and marketing efforts and the generation of volume production revenues, if any, from these expenditures. Moreover, the value of any design win will largely depend on the commercial success of our end-user's products. There can be no assurance that we will continue to achieve design wins or that any design win will result in future revenues.

Our business will suffer if we are unable to protect our intellectual property.

              Our success and ability to compete depends in large part upon protecting our proprietary technology. We rely on a combination of trade secret, copyright and trademark laws and non-disclosure and other contractual agreements to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringement, or to protect us from the claims of others. In addition, we do not have any patents or registered trademarks. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Our attempts to enforce our intellectual property rights could be time consuming and costly. Litigation may be necessary in order to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We could become subject to claims and litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs.

              If we infringe the proprietary rights of others, we could be forced to either seek a license to those intellectual property rights or alter our products so that they no longer infringe upon other's proprietary rights. Any license could be very expensive to obtain or may not be available at all. In 2002, we settled patent litigation filed against us by one of our competitors, and obtained a license from that competitor in connection with the settlement. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Litigation resulting from claims that we are infringing others propriety rights could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. If any claims received in the future were to be upheld, the consequences to us would be severe and could require us to:

  •
  stop selling our products that incorporate the challenged intellectual property;

  •
  obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all;

  •
  pay damages; or

  •
  redesign those products that use the disputed technology.

If we are forced to take any of the foregoing actions, our business could be severely harmed.

As our business grows, such growth may place a significant strain on our management and operations and, as a result, our business might not succeed.

              Our ability to grow successfully requires an effective planning and management process. We plan to continue to expand our business and our growth could place a significant strain on our management systems, infrastructure and other resources. To manage our growth effectively, we must invest the necessary capital and continue to improve and expand our systems and infrastructure in a timely and efficient manner. Those resources might not be available when we need them, which would limit our growth. Our officers have limited experience in managing large or rapidly growing businesses. In addition, the majority of our management has no experience in managing a public company or communicating with securities analysts and public company investors. Our controls, systems and procedures might not be adequate to support a growing public company. If our management fails to respond effectively to changes in our business, our business might not succeed.

Our international business exposes us to additional risks.

              Products provided to our international customers accounted for 52.5% of our net revenues for the nine months ended December 31, 2003 and 47.6% of our net revenues in fiscal 2003. Moreover, a substantial portion of our products is manufactured and tested in Taiwan. We intend to expand our international business in the future. Conducting business outside of the United States subjects us to additional risks and challenges, including:

  •
  compliance with a wide variety of foreign laws and regulations;

  •
  legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

  •
  political and economic instability in, or foreign conflicts that involve or affect, the countries of our customers;

  •
  difficulties in collecting accounts receivable and longer accounts receivable payment cycles;

  •
  difficulties in staffing and managing personnel, distributors and representatives;

  •
  reduced protection for intellectual property rights in some countries; and

  •
  fluctuations in freight rates and transportation disruptions.

Moreover, our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the new Taiwanese dollar. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could reduce our operating results. We do not currently engage in currency hedging activities.

Our third-party foundries and other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS and other epidemics.

              All of the principal foundries that manufacture our products and all of the principal subcontractors that assemble and test our products are located in Taiwan. Many of our customers are also located in the Pacific Rim. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near these foundries or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. While we have some foundry capacity in the United States, we may not be able to increase our foundry capacity in the United States, or obtain other alternate foundry capacity on favorable terms, if at all. The outbreak of SARS in the past curtailed travel to and from certain countries, primarily in the Asia-Pacific region, and limited travel within those countries. In addition, outbreaks of disease or other disasters could limit demand for our products.

Changes in Taiwan's political, social and economic environment may affect our business performance.

              Because much of the manufacturing and testing of our products is conducted in Taiwan, our business performance may be affected by changes in Taiwan's political, social and economic environment. For example, any political instability resulting from the relationship among the United States, Taiwan and the People's Republic of China could damage our business. Moreover, the role of the Taiwanese government in the Taiwanese economy is significant. Taiwanese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates, taxes and other matters could change, resulting in greater restrictions on our ability and our suppliers' ability to do business and operate facilities in Taiwan. If any of these risks were to occur, our business could be harmed and our stock price could decline.

Our success depends on our ability to develop and manage our indirect distribution channels.

              Our success depends on our ability to develop and manage our indirect distribution channels. Our existing or future channel distributors may choose to devote greater resources to marketing and supporting the products of other companies. Since we sell through multiple channels and distribution networks, we may have to resolve potential conflicts between these channels. For example, these conflicts may result from the different discount levels offered by multiple channel distributors to their customers or, potentially, from our direct sales force targeting the same equipment manufacturer accounts as our indirect channel distributors. These conflicts may harm our business or reputation.

We are substantially dependent on the continued services and performance of our senior management and other key personnel.

              Our future success is substantially dependent on the continued services and continuing contributions of our senior management and other key personnel, particularly our President and Chief Executive Officer and our Vice President of Engineering. Loss of the services of any of our executive officers or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. Our management team must work together effectively in order to design our products, expand our business, increase our revenues and improve our operating results. We do not maintain key person insurance on any of our executive officers.

If we are unable to recruit or retain qualified personnel, our business and product development efforts could be harmed.

              We must continue to identify, recruit, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing and administrative personnel. Competition for these individuals is intense, and we may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. We may encounter difficulties in recruiting and retaining a sufficient number of qualified engineers, which could harm our ability to develop new products and adversely impact our relationships with existing and future end-users at a critical stage of development. The failure to recruit and retain necessary technical, managerial, sales, marketing and administrative personnel could harm our business and our ability to obtain new end-users and develop new products.

We may need to raise additional capital in the future, which may not be available on favorable terms or at all, and which may cause dilution to existing stockholders.

              We may need to seek additional funding in the future. We do not know if we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, and we may be required to reduce operating costs which could seriously harm our business. In addition, if we issue equity securities, our stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

              We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Being a public company will increase our administrative costs.

              As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 that became law in July 2002, as well as new rules subsequently adopted by the Securities and Exchange Commission and the Nasdaq National Market, have required significant changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more difficult, time consuming and/or costly. For example, as a result of becoming a public company, we have created several board committees and adopted additional internal controls and disclosure controls and procedures. We have also retained a transfer agent, a bank note company and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related to this Offering

There has been no prior market for our common stock and the price of our common stock may decline after this offering.

              Before this offering, there has not been a public market for our common stock and the trading price of our common stock may decline below the initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that prevail in the trading market.

              An active trading market may not develop and you may not be able to resell the shares you purchase at or above the initial public offering price, or at all. The trading price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  •
  actual or anticipated declines in operating results;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  announcements by us or our competitors of financial results, new products, significant technological innovations, contracts, acquisitions, strategic relationships, joint ventures, capital commitments or other events;

  •
  the gain or loss of significant orders or customers;

  •
  recruitment or departure of key personnel; and

  •
  market conditions in our industry, the industries of our customers and the economy as a whole.

If securities analysts do not publish research or reports about our business, our stock price could decline.

              The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

The price of our stock may be volatile, which could harm our business or stockholders and result in litigation.

              In recent years the stock market in general, and the market for technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. The market price of our common stock might experience significant fluctuations in the future, including fluctuations unrelated to our performance. These fluctuations could materially adversely affect our business relationships, our ability to obtain future financing on favorable terms or otherwise harm our business. In addition, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because the extreme volatility of market prices of technology companies has resulted in a larger number of securities class action claims against them. Due to the potential volatility of our stock price, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources. This could harm our business and cause the value of our stock to decline.

We have no specific plan for the use of the net proceeds, and our investment of the net proceeds may not yield a favorable return.

              We plan to use most of the net proceeds from this offering for general corporate purposes, including working capital. We may use the net proceeds in ways with which our stockholders may not agree or that prove to be disadvantageous to our stockholders. We may not be able to invest the net proceeds of this offering in a manner that yields a favorable return.

After this offering we will continue to be controlled by our executive officers, directors and major stockholders, whose interests may conflict with yours.

              Upon completion of this offering, our executive officers, directors and major stockholders will beneficially own approximately    % of our outstanding common stock, based on shares outstanding as of March 31, 2004. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us.

The provisions of our charter documents might inhibit potential acquisition bids that a stockholder might believe are desirable, and the market price of our common stock could be lower as a result.

              Upon completion of this offering, our Board of Directors will have the authority to issue up to 5,000,000 shares of preferred stock. Our Board of Directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock might delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders might be adversely affected. The issuance of preferred stock might result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock. Our charter documents also contain other provisions which might discourage, delay or prevent a merger or acquisition, including:

  •
  only one of the three classes of directors is elected each year;

  •
  our stockholders have limited rights to remove directors without cause;

  •
  our stockholders have no right to act by written consent;

  •
  our stockholders have limited rights to call a special meeting of stockholders; and

  •
  stockholders must comply with advance notice requirements to nominate directors or submit proposals for consideration at stockholder meetings.

              These provisions could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions might prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions might also prevent changes in our management.

You will experience immediate and substantial dilution in the book value of your shares.

              The price for each share in the initial public offering is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate and substantial dilution of approximately $                      in the book value of our common stock assuming an initial price of $    per share for our common stock.

There are a large number of shares of our common stock that may be sold in the market following this offering, which may depress the market price of our common stock.

              The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that those sales could occur. These sales or the possibility that they may occur also could make it more difficult for us to raise funds through future offerings of common stock. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities laws. In addition, we and the holders of over     % of our common stock, including all of our executive officers and directors, have agreed not to sell shares of our common stock without the consent of the underwriters for 180 days after the day of this prospectus. Merrill Lynch & Co. may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in these lock-up agreements.

              Shares of our common stock will become eligible for future sale in the public market as follows, assuming the conditions set forth above are met:

Number of Shares	Date Eligible
immediately as of the date of this prospectus
180 days after the date of this prospectus upon expiration of the lock-up agreements

              We intend to register on a Form S-8 registration statements under the Securities Act of 1933 a total of approximately                  shares of common stock reserved for issuance under our stock option and employee stock purchase plans. As of March 31, 2004, there were outstanding options to purchase 3,511,263 shares of common stock, of which options to purchase 1,946,717 shares were vested and exercisable.

FORWARD-LOOKING STATEMENTS

              This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including among other things:

  •
  general economic and business conditions, both nationally and internationally;

  •
  our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

  •
  anticipated trends in our business;

  •
  existing and future regulations affecting our business; and

  •
  other risk factors set forth under Risk Factors in this prospectus.

              In addition, in this prospectus, the words believe, may, will, estimate, continue, anticipate, intend, expect, could, plan and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

              We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

              At an assumed public offering price of $    per share, we will receive $     million from our sale of     shares of common stock in this offering, after deducting estimated offering expenses of approximately $     million and the underwriting discount. At an assumed public offering price of $    per share, the selling stockholders will receive $     million from their sale of     shares of our common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares. If the underwriters exercise their overallotment option in full, we will receive an additional $     million in net proceeds at a public offering price of $    per share.

              We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including capital expenditures and research and development.

              Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines, we have never made an acquisition and currently have no specific acquisitions planned. Our management will have significant flexibility in applying the net proceeds of this offering. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

DIVIDEND POLICY

              We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate declaring paying any cash dividends in the foreseeable future. Our line of credit with Chiao Tung Bank prohibits us from paying cash dividends without consent of the bank.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into 15,120,168 shares of common stock; and

  •
  on a pro forma basis as adjusted to reflect the sale of            shares of common stock by us in this offering, at an assumed initial public offering price of $    per share and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as described under "Use of Proceeds."

              This capitalization table should be read together with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except share data)
Cash and cash equivalents	$5,209	$5,209	$

Redeemable convertible preferred stock, no par value; 20,000,000 shares authorized, 15,120,168 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	9,007	—		—
Stockholders' equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value; 30,000,000 shares authorized, 5,722,925 shares issued and outstanding, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 20,843,093 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	6	21
Additional paid-in capital	6,033	15,025
Deferred stock-based compensation	(273)	(273)		(273)
Retained earnings	4,619	4,619		4,619

Total stockholders' equity	10,385	19,392

Total capitalization	$19,392	$19,392	$

              The information above excludes:

  •
  3,815,788 shares issuable upon exercise of options outstanding as of December 31, 2003 under our 1997 and 2000 stock option plans, with a weighted average exercise price of $2.39 per share;

  •
  1,169,939 shares authorized for future issuance under our 2000 stock option plan;

  •
  shares authorized for future issuance under our 2004 equity incentive plan; and

  •
  shares authorized for future issuance under our 2004 employee stock purchase plan.

DILUTION

              Purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their common stock. The pro forma net tangible book value of our common stock as of December 31, 2003 was $    million, or $    per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of 15,120,168 shares of common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of            shares of common stock in this offering, at an assumed initial public offering price of $    per share, and after deducting the underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value of our common stock would have been $    million, or $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution of $    per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value as of December 31, 2003	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value after the offering

Dilution to new public investors		$

              The following table summarizes, on a pro forma as adjusted basis, as of December 31, 2003:

  •
  the number of shares of common stock purchased from us;

  •
  the total consideration paid to us;

  •
  the average price per share paid by existing stockholders; and

  •
  the price per share paid by new investors in this offering at an assumed public offering price of $    , before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,189,718%		$9,422,675%		$0.44
New investors

Total		100.0%		$100.0%

              If the underwriters' overallotment option is exercised in full, the number of shares held by new investors will increase to            , or            % of the total shares of common stock outstanding after this offering.

              The information in the above table excludes 1,985,727 shares issuable upon exercise of options outstanding at December 31, 2003 under our 1997 stock option plan, with a weighted average exercise price of $1.20 per share, 1,830,061 shares issuable upon exercise of options outstanding at December 31, 2003 under our 2000 stock option plan, with a weighted average exercise price of $3.69 per share. To the extent these options are exercised or shares are issued under these plans, there will be further dilution to the new investors.

SELECTED FINANCIAL DATA

              You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal years ended March 31, 2001, 2002 and 2003 and the balance sheet data as of March 31, 2002 and 2003 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal years ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 1999, 2000 and 2001 are derived from audited financial statements not included in this prospectus. The statement of operations data set forth below for the nine month periods ended December 31, 2002 and 2003 and the balance sheet data as of December 2003 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the nine months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2004, or any other future period.

	Year Ended March 31,					Nine Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$11,864	$41,820	$73,653	$24,826	$20,981	$16,186	$23,724
Cost of revenues	9,273	27,434	42,424	19,133	18,477	13,868	18,297

Gross profit	2,591	14,386	31,229	5,693	2,504	2,318	5,427

Operating expenses:
Research and development	583	1,627	5,097	4,848	6,206	4,797	4,242
Selling, general and administrative	1,785	4,080	7,377	4,883	4,500	3,390	3,092

Total operating expenses	2,368	5,707	12,474	9,731	10,706	8,187	7,334

Income (loss) from operations	223	8,679	18,755	(4,038)	(8,202)	(5,869)	(1,907)
Interest and other income (expense), net	226	58	560	779	144	100	135

Income (loss) before income taxes	449	8,737	19,315	(3,259)	(8,058)	(5,769)	(1,772)
Provision for (benefit from) income taxes	—	3,287	7,987	(1,190)	(620)	(2,135)	—

Net income (loss)	$449	$5,450	$11,328	$(2,069)	$(7,438)	$(3,634)	$(1,772)

Net income (loss) per share:
Basic	$0.19	$1.96	$2.73	$(0.44)	$(1.39)	$(0.69)	$(0.31)

Diluted	$0.02	$0.26	$0.53	$(0.44)	$(1.39)	$(0.69)	$(0.31)

Weighted average shares:
Basic	2,329	2,784	4,157	4,713	5,334	5,278	5,654

Diluted	19,288	20,702	21,452	4,713	5,334	5,278	5,654

	March 31,
						December 31, 2003
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$497	$2,445	$9,478	$9,334	$6,150	$5,209
Working capital	7,450	13,341	25,066	24,896	17,694	16,928
Total assets	11,876	23,432	49,915	32,504	23,803	26,661
Redeemable convertible preferred stock	870	8,551	9,007	9,007	9,007	9,007
Total stockholders' equity	$7,048	$5,866	$18,663	$18,033	$11,696	$10,385

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our financial statements and the related notes included elsewhere in this prospectus.

Overview

              We are a fabless semiconductor company that designs, develops and markets Fast and Ultra-Fast SRAM ICs for the networking and telecommunications markets. We were founded in March 1995 to develop SRAMs targeted primarily at the personal computer, or PC, market. We shipped our first products in commercial volumes in fiscal 1998. During that year, we changed our focus from marketing commodity SRAMs in the highly competitive PC market and concentrated our efforts on the development of advanced Fast and Ultra-Fast SRAMs for the networking and telecommunications markets. Subsequent to fiscal 1998, product sales in these markets represented approximately 80% to 90% of our net revenues. We are subject to the highly cyclical nature of the semiconductor industry which has experienced significant fluctuations, often in connection with fluctuations in demand for the products in which ICs are used. Beginning in fiscal 2001, the networking and telecommunications markets experienced an extended period of severe contraction. During this market contraction, our operating results sharply declined. In recent quarters, demand for networking and telecommunications equipment has accelerated and as a result, our operating results have improved.

              Revenues.    Our revenues are derived from sales of our Fast and Ultra-Fast SRAM products. As is typical in the semiconductor industry, the selling prices of our products generally decline over the life of the product. Our ability to increase net revenues, therefore, is dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products with higher average selling prices in quantities sufficient to compensate for the anticipated declines in selling prices of our more mature products. Our ability to increase unit sales volumes is dependent primarily upon increases in customer demand but, particularly in periods of increasing demand, can also be affected by our ability to increase production through the availability of increased wafer fabrication capacity by our independent wafer foundries and our ability to increase the number of integrated circuit die produced from each wafer through die size reductions and yield enhancement activities.

              We sell our products through our direct sales force, international and domestic sales representatives and distributors. Revenues from product sales are generally recognized upon shipment, net of sales returns and allowances. Sales to distributors that have product return or price protection rights are recorded as deferred revenues for financial reporting purposes and recognized as revenues when the products are sold by the distributors to the end-user.

              Historically, a small number of customers have accounted for a substantial portion of our net revenues, and we expect that significant customer concentration will continue for the foreseeable future. Many of our end-users use contract manufacturers to manufacture their equipment. Accordingly, a significant percentage of our net revenues are derived from sales to these contract manufacturers and to consigned warehouses who purchase products from us for use by contract manufacturers. In addition, a significant portion of our sales are made to foreign and domestic distributors who resell our products to end-users, as well as their contract manufacturers. Direct sales to contract manufacturers accounted for 38.5% of our net revenues during the nine months ended December 31, 2003, and 39.3% and 31.7% of our net revenues for fiscal 2003 and 2002, respectively. Sales to foreign and domestic distributors accounted for 46.6% of our net revenues during the nine months ended December 31, 2003, and 40.0% and 40.1% of our net revenues for fiscal 2003 and 2002, respectively. For the periods indicated below, the following customers accounted for 10% or more of our net revenues:

	Year Ended March 31,
	2001	2002	2003
Contract Manufacturers:
Celestica	—	—	21.5%
Flextronics	16.8%	18.6%	—
Solectron	10.4	—	10.2
Distributors:
Avnet Logistics	—	12.2	—
Impact	—	—	13.4

Cisco Systems, the largest end-user of our products, accounted for approximately one quarter to one third of our net revenues for the nine months ended December 31, 2003, fiscal 2003 and fiscal 2002. Cisco Systems purchases our products directly, through our distributors and through Cisco's contract manufacturers and consigned warehouses.

              A significant portion of our net revenues are derived from sales to customers located outside the United States. The percentage of our net revenues by country are set forth in the following table:

	Year Ended March 31,
	2001	2002	2003
United States	59.1%	64.4%	52.4%
China	5.8	8.5	32.6
Rest of the world	35.1	27.1	15.0

Total	100.0%	100.0%	100.0%

We expect that as more of our OEM end-users move their operations overseas, particularly to China and elsewhere in the Pacific Rim, our net revenues derived from sales to customers located outside the United States will increase.

              Cost of Revenues.    Our cost of revenues consists primarily of wafer fabrication costs, wafer sort, assembly, test and burn-in expenses and the cost of materials and overhead from operations. Substantially all of our manufacturing operations are outsourced. Accordingly, most of our cost of revenues consists of payments to independent wafer foundries and contract assembly and test houses. Because we do not have long-term, fixed-price supply contracts, our wafer and other outsourced manufacturing costs are subject to the cyclical fluctuations in demand for semiconductors. As a result of the recent acceleration in demand for networking and telecommunications equipment, and the related increase in demand for many of our lower density products, we expect that our wafer fabrication costs may increase in future quarters. Cost of revenues also includes expenses related to product engineering, supply chain management, quality assurance, final product testing and documentation control activities conducted at our headquarters in Santa Clara, California and our branch operations in Taiwan.

              A significant percentage of our Fast and Ultra-Fast SRAMs are manufactured by independent wafer foundries and subcontractors located in Taiwan. In the past we were subject to anti-dumping proceedings in which a competitor alleged that our Taiwan-manufactured products were being sold in the United States at less than their fair value. In April 1998, the United States Department of Commerce, or DOC, issued an anti-dumping order and imposed a duty of 12.1% of the value of our Taiwan-manufactured products imported for sale in the United States, retroactive to October 1997. The duty was subsequently increased to 51.3% on products imported for sale between October 1998 and March 1999. We continued to accrue duties at the rate of 51.3% on Taiwan-manufactured products imported for sale subsequent to March 1999. These duties were recorded as a cost of revenues as products subject to the duties were sold. In August 2000, the Court of International Trade issued a ruling that our Taiwan-manufactured products do not materially injure, or threaten to injure, the U.S. industry. In January 2002, the DOC revoked its anti-dumping order, retroactive to October 1997 and the United States Customs Service, or USCS, was ordered to refund, with interest, all duties deposited under the 1998 anti-dumping order. We had paid an aggregate of $3.9 million through the date of the refund order, of which $2.2 million had been charged to cost of revenues during the period from the 1998 anti-dumping order dated through March 31, 2001. The balance of the payments of $1.8 million were reclassified to a receivable from USCS on the date of the refund order. We received $3.5 million of refunds during the year ended March 31, 2002, of which $2.2 million was credited to cost of revenues, $396,000 was credited to interest income and $985,000 was credited to the receivable from USCS. We received $876,000 of refunds during fiscal 2003, of which $792,000 was credited to the receivable and $84,000 was credited to interest income.

              Gross Profit.    Our gross profit margins vary among our products and are generally higher on our higher density products and, within a particular density, higher on our higher speed and industrial temperature products. We expect that our overall gross margins will fluctuate from period to period as a result of shifts in product mix, declines in average selling prices and our ability to control our cost of revenues, including costs associated with outsourced wafer fabrication and product assembly and testing. Our average selling prices, particularly with respect to our lower density products for which demand in recent quarters has increased, may hold steady or rise in future quarters, which would improve our gross margins.

              Research and Development.    Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success, and we expect to continue to devote significant resources to product development activities. Accordingly, we expect that our research and development expenses will increase in future periods, although such expenses as a percentage of net revenues may fluctuate.

              Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of commissions paid to independent sales representatives, salaries and related expenses for personnel engaged in sales, marketing, administrative, finance and human resources activities, professional fees, costs associated with the promotion of our products and other corporate expenses. We expect that our sales and marketing expenses will increase in future periods as we continue to grow and expand our sales force. We also expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase for the foreseeable future.

              Stock-Based Compensation.    In connection with the grant of stock options to employees between January 1997 and June 2000, we recorded deferred stock-based compensation of $416,000 in fiscal 1998, $646,000 in fiscal 1999, $3.9 million in fiscal 2000 and $678,000 in fiscal 2001, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred stock-based compensation is presented as a reduction of stockholder's equity, with straight-line amortization recorded over the vesting period that is typically four years. Amortization of deferred stock-based compensation is recorded as a charge against cost of revenues or operating expenses depending upon the classification of the employee receiving the underlying options. We amortized deferred stock-based compensation of $1.4 million in fiscal 2001, $1.4 million in fiscal 2002, $995,000 in fiscal 2003 and $448,000 for the nine months ended December 31, 2003. The amount of the compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

Results of Operations

              The following table sets forth statement of operations data as a percentage of net revenues for the periods indicated:

	Year Ended March 31,			Nine Months Ended December 31,
	2001	2002	2003	2002	2003
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	57.6	77.1	88.1	85.7	77.1

Gross profit	42.4	22.9	11.9	14.3	22.9

Operating expenses:
Research and development	6.9	19.5	29.6	29.7	17.9
Selling, general and administrative	10.0	19.7	21.4	20.9	13.0

Total operating expenses	16.9	39.2	51.0	50.6	30.9

Income (loss) from operations	25.5	(16.3)	(39.1)	(36.3)	(8.0)
Interest and other income (expense), net	0.7	3.2	0.7	0.6	0.6

Income (loss) before income taxes	26.2	(13.1)	(38.4)	(35.7)	(7.4)
Provision for (benefit from) income taxes	10.8	(4.8)	(2.9)	(13.0)	—

Net income (loss)	15.4	(8.3)	(35.5)	(22.7)	(7.4)

Nine Months Ended December 31, 2002 and December 31, 2003

              Net Revenues.    Net revenues increased by 46.6% from $16.2 million for the nine months ended December 31, 2002 to $23.7 million for the nine months ended December 31, 2003. This increase was primarily due to a 38.3% increase in unit sales as a result of increased demand from our networking and telecommunications end-users.

              Gross Profit.    Gross profit increased by 134.8% from $2.3 million for the nine months ended December 31, 2002 to $5.4 million for the nine months ended December 31, 2003. Gross margin increased from 14.3% of net revenues for the nine months ended December 31, 2002 to 22.9% for the nine months ended December 31, 2003. This increase in gross margin was primarily related to a shift in product mix, with a greater proportion of revenues being generated by our higher margin, higher density products. Various cost reduction measures also contributed to the improvement in gross margin. These measures included the negotiation of price reductions for wafers purchased from our foundries, TSMC and WaferTech, and for assembly and test services provided by our contractors as well as enhancements to our internal test programs that resulted in more efficient test operations. Additionally, gross margin improved because our fixed manufacturing costs were spread over an increased number of units shipped.

              Research and Development Expenses.    Research and development expenses decreased by 12.5% from $4.8 million for the nine months ended December 31, 2002 to $4.2 million for the nine months ended December 31, 2003. This decrease was primarily due to a $406,000 reduction in legal expenses as the result of the settlement of patent litigation, a $360,000 reduction in prototype mask expenses and a $109,000 decrease in stock compensation expense. These reductions were partially offset by an increase in the number of our research and development personnel and increased expenditures for materials purchased for development projects currently in process.

              Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by 8.8% from $3.4 million for the nine months ended December 31, 2002 to $3.1 million for the nine months ended December 31, 2003. This decrease was primarily related to reductions in payroll related expenses, stock compensation expenses and travel expenditures. The decrease was partially offset by an increase in commissions paid to manufacturers' representatives. Although total commissions increased due to the increase in net revenues, average commission rates decreased by approximately 30%.

              Interest and Other Income (Expense), Net.    Interest and other income increased from $100,000 for the nine months ended December 31, 2002 to $135,000 for the nine months ended December 31, 2003. Interest earned on invested cash balances decreased from $113,000 to $48,000 due to a decrease in average cash balances and lower interest rates. This decrease in interest income was offset by an increase of $99,000 in foreign exchange gains related to our Taiwan branch operations.

              Provision for (Benefit from) Income Taxes.    The $2.1 million benefit from income taxes for the nine months ended December 31, 2002 reflected a tax rate of 37.0% on our pre-tax losses. There was no provision for income taxes for the nine months ended December 31, 2003 as a result of our year-to-date pre-tax loss and the full valuation allowance recorded in fiscal 2003 related to our deferred tax assets.

Fiscal Years Ended March 31, 2001, 2002 and 2003

              Net Revenues.    Net revenues decreased by 66.3% from $73.7 million in fiscal 2001 to $24.8 million in fiscal 2002, and by 15.3% from $24.8 million in fiscal 2002 to $21.0 million in fiscal 2003. These decreases primarily were the result of the downturn in the networking and telecommunications markets and the semiconductor industry generally. Unit shipments dropped 70.1% from fiscal 2001 to fiscal 2002, and did not change significantly from fiscal 2002 to fiscal 2003. Average selling prices dropped significantly in each fiscal year.

              Gross Profit.    Gross profit decreased by 81.7% from $31.2 million in fiscal 2001 to $5.7 million in fiscal 2002, and by 56.1% from $5.7 million in fiscal 2002 to $2.5 million in fiscal 2003. Gross margin decreased from 42.4% of net revenues in fiscal 2001, to 22.9% in fiscal 2002 and to 11.9% in fiscal 2003. Gross margins decreased in each fiscal year principally as a result of the significant decrease in average selling prices due to the downturn in the networking and telecommunications markets, the resulting excess supply of ICs in these markets, and our inability to reduce product costs as rapidly as average selling prices decreased. In addition, in fiscal 2003, we returned approximately $2.1 million of wafers to TSMC as a result of quality issues which resulted in a charge of approximately $700,000 to cost of revenues for manufacturing costs incurred in excess of the amount credited by TSMC. In fiscal 2002, we charged $3.9 million, or 15.7% of net revenues, to cost of revenues primarily because the cost of a portion of our inventory exceeded the anticipated selling price of the related products. We received $3.5 million of refunds for previously paid anti-dumping duties during fiscal 2002 of which $2.2 million was credited to cost of revenues.

              Research and Development Expenses.    Research and development expenses decreased by 5.9% from $5.1 million in fiscal 2001 to $4.8 million in fiscal 2002, and increased by 29.2% from $4.8 million in fiscal 2002 to $6.2 million in fiscal 2003. The decrease from fiscal 2001 to fiscal 2002 was primarily related to a $481,000 reduction in prototyping expenses and mask charges, offset in part by a $200,000 increase in depreciation expense. The increase from fiscal 2002 to fiscal 2003 was primarily related a $450,000 increase in prototyping expenses and mask charges, a $343,000 increase in patent related legal expenses, a $271,000 increase in payroll related expenses, and a $143,000 increase in depreciation expense. Depreciation expense increased in each fiscal year primarily as a result of increased investment in research and development equipment to support our continued focus on new product development.

              Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased by 33.8% from $7.4 million in fiscal 2001 to $4.9 million in fiscal 2002, and by 7.8% from $4.9 million in fiscal 2002 to $4.5 million in fiscal 2003. The decreases from fiscal 2001 to fiscal 2003 were primarily due to decreases in commissions paid to manufacturers' representatives as a result of decreased net revenues. In addition, $646,000 in expenses in fiscal 2001 related to our proposed public offering that year which was not completed due to adverse market conditions.

              Interest and Other Income (Expense), Net.    Interest and other income (expense), net increased from $560,000 in fiscal 2001 to $779,000 in fiscal 2002, and decreased to $144,000 in fiscal 2003. The fluctuations resulted from changes in the average cash balances, annual fees related to our line of credit and fluctuating foreign exchange rates that impacted our operations in Taiwan. Additionally, we recorded $396,000 of interest income in fiscal 2002 related to refunds of previously paid anti-dumping duties. Interest income related to refunds of previously paid anti-dumping duties was $84,000 in fiscal 2003.

              Provision for (Benefit from) Income Taxes.    The provision for income taxes in fiscal 2001 was $8.0 million, based on an annual effective tax rate of 41.4%. The benefits from income taxes in fiscal 2002 and 2003 were $1.2 million and $620,000, respectively. During fiscal 2003, we created a full valuation allowance for deferred tax assets based on our assessment of the uncertainty of the realizability of deferred tax assets due to our recent history of operating losses and our inability to conclude that it is more probable than not that sufficient taxable income would be generated in future periods to realize the deferred tax assets. The annual effective tax rate differed from the statutory rate primarily due to state income taxes, valuation allowance and deferred compensation charges offset by research and development tax credits.

Quarterly Results of Operations

              The following tables present unaudited quarterly statement of operations data for the seven quarters ended December 31, 2003, and the data expressed as a percentage of net revenues. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Quarter Ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands)
Statements of Operations Data:
Net revenues	$5,280	$5,959	$4,947	$4,795	$5,054	$8,209	$10,461
Cost of revenues	4,510	4,908	4,450	4,609	4,297	6,640	7,360

Gross profit	770	1,051	497	186	757	1,569	3,101

Operating expenses:
Research and development	1,520	2,011	1,266	1,409	1,408	1,651	1,183
Selling, general and administrative	1,220	1,086	1,084	1,110	992	1,016	1,084

Total operating expenses	2,740	3,097	2,350	2,519	2,400	2,667	2,267

Income (loss) from operations	(1,970)	(2,046)	(1,853)	(2,333)	(1,643)	(1,098)	834
Interest and other income (expense), net	63	(13)	50	44	93	36	6

Income (loss) before income taxes	(1,907)	(2,059)	(1,803)	(2,289)	(1,550)	(1,062)	840
Provision for (benefit from) income taxes	(706)	(762)	(667)	1,515	—	—	—

Net income (loss)	$(1,201)	$(1,297)	$(1,136)	$(3,804)	$(1,550)	$(1,062)	$840

	Quarter Ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
As a Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	85.4	82.4	90.0	96.1	85.0	80.9	70.4

Gross profit	14.6	17.6	10.0	3.9	15.0	19.1	29.6

Operating expenses:
Research and development	28.8	33.7	25.6	29.4	27.9	20.1	11.3
Selling, general and administrative	23.1	18.2	21.9	23.2	19.6	12.4	10.4

Total operating expense	51.9	51.9	47.5	52.6	47.5	32.5	21.7

Income (loss) from operations	(37.3)	(34.3)	(37.5)	(48.7)	(32.5)	(13.4)	7.9
Interest and other income (expense), net	1.2	(0.3)	1.0	0.9	1.8	0.5	0.1

Income (loss) before income taxes	(36.1)	(34.6)	(36.5)	(47.8)	(30.7)	(12.9)	8.0
Provision for (benefit from) income taxes	(13.4)	(12.8)	(13.5)	31.5	—	—	—

Net income (loss)	(22.7)	(21.8)	(23.0)	(79.3)	(30.7)	(12.9)	8.0

              Net Revenues.    Net revenues were essentially flat for the five quarters ended June 30, 2003, and then grew to $8.2 million and $10.5 million in the quarters ended September 30, 2003 and December 31, 2003 primarily due to increases in unit sales as a result of increased demand from our networking and telecommunications end-users, that were partially offset by declines in average selling prices.

              We may experience a delay in generating or recognizing revenues for a number of reasons. Historically, orders on hand at the beginning of each quarter are insufficient to meet our revenue objectives for that quarter and are generally cancelable up to 30 days prior to scheduled delivery. Accordingly, we depend on obtaining and shipping orders in the same quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of the quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.

              Gross Profit.    Gross profit margins fluctuated over the seven quarter period ended December 31, 2003. During the five quarters ended June 30, 2003, gross margins varied from 17.6% to 10.0%, with the exception of the quarter ended March 31, 2003 when the gross margin was 3.9%. During that quarter, we returned approximately $2.1 million of wafers to TSMC as a result of quality issues which resulted in a charge of approximately $700,000 to cost of revenues for manufacturing costs incurred in excess of the amount credited by TSMC. Additionally, we received a refund from TSMC in the December 2002 quarter in the amount of $286,000 for mask sets previously purchased.

              Research and Development.    Research and development expenses fluctuated from a low of $1.2 million in the quarter ended December 31, 2003 to a high of $2.0 million in the quarter ended September 30, 2002. In the quarter ended September 30, 2002, research and development expenses included mask costs totaling $651,000 related to our 0.13 micron geometry process technology with TSMC. In the quarter ended September 30, 2003, research and development expenses included mask costs totaling $386,000 for our OC-3 telecommunications IC under development by our design team in Norcross, Georgia. We typically charge mask costs to cost of revenues over a 12-month amortization period. However, in the case where we purchase a mask set that we later conclude will not result in a production worthy product and significant future revenue, we charge those mask costs to research and development expenses.

              Selling, General and Administrative.    Selling, general and administrative expenses varied from a low of $1.0 million in the quarter ended June 30, 2003 to a high of $1.2 million in the quarter ended June 30, 2002. Expenses vary on a quarterly basis as a result of the timing of expenditures for advertising and travel related expenses, in addition to employee turnover and commission payments to manufacturers' representatives that vary with changes in our net revenues.

              Most of our expenses, such as employee compensation and lease payments for facilities, are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, including:

  •
  the volume and timing of orders received from customers;

  •
  the timing of releases of new products by us and our competitors;

  •
  fluctuations in yields at the independent wafer foundries that manufacture our products;

  •
  the long sales cycles for our Fast and Ultra-Fast SRAMs;

  •
  availability of SRAM products in the market;

  •
  our ability to anticipate changing end-user product requirements for the networking and telecommunications markets;

  •
  change in demand for our products;

  •
  the continued development of our direct and indirect distribution channels;

  •
  availability in foundry, assembly or test capacity;

  •
  changes in average selling prices of our products;

  •
  changes in our product mix, which could reduce our gross margins;

  •
  cancellation of existing orders or the failure to secure new orders; and

  •
  increased expenses associated with our new product design and development.

              The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

              Since our inception, we have used proceeds from the private sale of equity securities, bank borrowings and cash generated by operating activities to support our operations, acquire capital equipment and finance accounts receivable and inventory growth. We have raised a total of $9.4 million from the private sale of equity securities.

              As of December 31, 2003, our principal sources of liquidity were $5.2 million in cash and cash equivalents, and our $4.0 million line of credit with Chiao Tung Bank. Borrowing under our credit line is limited to $1.0 million plus 70.0% of eligible United States accounts receivable balances and 35.0% of finished goods inventory with a sublimit of $500,000 for inventory. Borrowings under the line of credit are collateralized by accounts receivable, inventory and a $1.0 million time certificate of deposit. Borrowings under the line of credit bear interest at the bank's prime rate for the first $1.0 million and at the bank's prime rate plus 1.0% for amounts exceeding $1.0 million. The bank's prime rate was 4.0% as of December 31, 2003. The terms of the line of credit include various covenants that require us to maintain a working capital ratio, a minimum tangible net worth and a debt to net worth ratio. The line of credit expires in May 2004. We are currently negotiating to extend the line of credit through May 2005.

              Net cash flow from operating activities was a source of $8.8 million in fiscal 2001 and $189,000 in fiscal 2002 and a use of $1.3 million in fiscal 2003. During the nine months ended December 31, 2003, operating activities resulted in a use of $729,000. The principal use of cash in fiscal 2001 was $16.1 million for the build-up of inventory for backlog or orders received prior to the downturn in the networking and telecommunications markets offset by $10.7 million from an increased accounts payable balance resulting from inventory purchases. Principal uses of cash in fiscal 2002 were accounts payable of $11.6 million, accrued expenses and other liabilities of $2.9 million and deferred revenue of $2.3 million. Accounts payable in fiscal 2002 decreased compared to fiscal 2001 as we paid for inventory, primarily wafers from TSMC and WaferTech, acquired at the end of fiscal 2001. Accrued expenses and other liabilities decreased from fiscal 2001 to fiscal 2002 as a result of payments for income tax liabilities and manufacturers' representatives commissions outstanding at year end. Deferred revenue decreased as our distributors reduced inventory levels due to reduced sales levels caused by the downturn in the networking and telecommunications markets. Fiscal 2002 cash uses were offset primarily by $6.2 million of decreased accounts receivable, $6.9 million of decreased inventory and $3.9 million of increased inventory reserves. Each of these sources of cash was a result of the decrease in net revenue levels for fiscal 2002. The primary use of cash in fiscal 2003 was our net loss of

$7.4 million. This use of cash was primarily offset by sources of cash of $5.2 million from inventory as we continued to fulfill orders from inventory on hand and $2.5 million from deferred income taxes. Primary uses of cash in the nine months ending December 31, 2003, were our net loss of $1.8 million, increases in inventory of $3.5 million as we purchased wafers to meet the increasing demand for our products, and $3.1 million from an increase in accounts receivable resulting from the increased net revenues in the quarter ended December 31, 2003. These uses were primarily offset by increases in accounts payable of $1.9 million resulting from the increased inventory level, and an increase of $1.8 million for accrued expenses and other liabilities and a decrease of $2.2 million in prepaid expenses and other current assets caused by our receipt of a refund for income taxes previously paid.

              Net cash used in investing activities was $2.3 million in fiscal 2001, $388,000 in fiscal 2002, $2.0 million in fiscal 2003 and $225,000 in the nine months ended December 31, 2003. Net cash used in investing activities consisted primarily of purchases of test equipment.

              Net cash provided by financing activities was $480,000 in fiscal 2001, $55,000 in fiscal 2002, $76,000 in fiscal 2003 and $13,000 in the nine months ended December 31, 2003. Net cash provided by financing activities consisted of the net proceeds from the sale of common stock and convertible preferred stock.

              We had no material commitments for capital expenditures at December 31, 2003, but we expect such expenditures to total approximately $2.0 million in fiscal 2005. These expenditures will primarily be for test equipment. We also have total minimum lease obligations of approximately $758,000 from January 1, 2004 through June 30, 2005, under non-cancelable operating leases.

              We believe that our existing balances of cash and cash equivalents, our available credit facilities and cash flow expected to be generated from our future operations will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue growth that we experience, the extent to which we utilize subcontractors, the levels of inventory and accounts receivable that we maintain, the timing and extent of spending to support our product development efforts and the expansion of our sales and marketing efforts. Additional capital may also be required for the consummation of any acquisition of businesses, products or technologies that we may undertake. We cannot assure you that additional equity or debt financing, if required, will be available on terms that are acceptable or at all.

Off-Balance Sheet Arrangements

              The following table describes our commitments to settle contractual obligations in cash as of March 31, 2003.

	Payments due by period
Contractual Obligations	Up to 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating leases	$460,000	$522,000	—	—	$982,000

              In addition, we had inventory purchase commitments of approximately $15.2 million as of December 31, 2003. Our current lease for our Santa Clara facilities expires in 2005 and we anticipate further lease obligations under a new or extended lease for this facility.

Critical Accounting Policies and Estimates

              The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments and estimates that affect the amounts that we report in our financial statements and accompanying notes.

We believe that we consistently apply these judgments and estimates and the financial statements and accompanying notes fairly represent all periods presented. However, any errors in these judgments and estimates may have a material impact on our balance sheet and statement of operations. Critical accounting estimates, as defined by the Securities and Exchange Commission, are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult and subjective judgments and estimates of matters that are inherently uncertain. Our critical accounting estimates include those regarding revenue recognition, the valuation of inventories and taxes.

              Revenue Recognition.    We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Under these criteria, revenue from the sale of our products is recognized upon shipment according to our shipping terms, net of accruals for estimated sales returns and allowances based on historical experience. Sales to distributors are made under agreements allowing for returns or credits under certain circumstances. We defer recognition of revenue on sales to distributors until products are resold by the distributor to the end-user.

              Our accurate revenue reporting is dependent on receiving pertinent and accurate data from our distributors in a timely fashion. Distributors provide us monthly data regarding the product, price, quantity, and end customer for their shipments as well as the quantities of our products they have in stock at month end. In determining the appropriate amount of revenue to recognize, we use this data in reconciling differences between their reported inventories and activities. If distributors incorrectly report their inventories or activities, it could lead to inaccurate reporting of our revenues and income.

              Valuation of Inventories.    Inventories are stated at the lower of cost or market, cost being determined on a weighted average basis. Our inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. We establish reserves for excess inventory generally based on inventory levels in excess of 12 months of demand, in our judgment, for each specific product. Inventory consists of finished goods, work in progress and goods at distributors. Historically, it has been difficult to forecast customer demand especially at the part-number level. Many of the orders we receive from our customers and distributors request delivery of product on relatively short notice and with lead times less than our manufacturing cycle time. In order to provide competitive delivery times to our customers, we build and stock a certain amount of inventory in anticipation of customer demand that may not materialize. Moreover, as is common in the semiconductor industry, we may allow customers to cancel orders with minimal advance notice. Thus, even product built to satisfy specific customer orders may not ultimately be required to fulfill customer demand. Nevertheless, at any point in time, some portion of our inventory is subject to the risk of being materially in excess of our projected demand. In fiscal 2002, as a result of a large decline in average selling price, we determined that a significant portion of our inventory was valued in excess of the price at which we could sell the product and recorded an inventory provision of $3.9 million. While we endeavor to accurately predict demand and stock commensurate inventory levels, we may record unanticipated material inventory write-downs in the future.

              Taxes.    We make certain estimates and judgments in the calculation of tax liabilities and the determination of deferred tax assets, which arise from temporary differences between tax and financial statement recognition methods. We record a valuation allowance to reduce our deferred tax assets to the amount that management estimates is more likely than not to be realized. If in the future we determine that we are not likely to realize all or part of our net deferred tax assets, an adjustment to deferred tax assets would be charged to earnings in the period such determination is made.

              In addition, the calculation of tax liabilities involves inherent uncertainty in the application of complex tax laws. We record tax reserves for additional taxes that we estimate we may be required to pay as a result of future potential examinations by federal and state taxing authorities. If the payment ultimately proves to be unnecessary, the reversal of these tax reserves would result in tax benefits being recognized in the period we determine such reserves are no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

Quantitative and Qualitative Disclosure Regarding Market Risk

              Foreign Currency Exchange Risk.    Our revenues and our expenses, except those expenses related to our operations in Taiwan, including subcontractor manufacturing expenses, are denominated in U.S. dollars. As a result, we have relatively little exposure for currency exchange risks and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

              Interest Rate Sensitivity.    We had unrestricted cash and cash equivalents totaling $5.2 million at December 31, 2003 and $6.1 million at March 31, 2003. These amounts were invested primarily in money market funds and high quality, investment grade, variable rate municipal bonds. The unrestricted cash, cash equivalents and short-term marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

Recent Accounting Pronouncements

              In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this standard will not have a material impact on our financial statements.

              In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for annual financial statements ending after December 15, 2002. Significant guarantees that we have entered into are disclosed in "Note 6—Commitments and Contingencies" to our financial statements.

              In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure," or SFAS 148. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. We have adopted the disclosure requirements of SFAS 148 as of March 31, 2003.

              FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," or FIN 46, was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any variable interest entities prior to or after January 31, 2003 and as such, no impact to our financial statements is expected.

              In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS 150. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many such instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For mandatorily redeemable financial instruments of a nonpublic entity, this statement is effective for existing or new contracts for fiscal periods beginning after December 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of this statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We have not completed the process of evaluating the impact on our financial statements that will result from adopting this standard.

BUSINESS

Overview

              We design, develop and market high performance SRAM, or static random access memory, integrated circuits, or ICs, for the networking and telecommunications markets. We are a leading provider of Fast SRAM products, which perform at higher speeds and provide greater density than commodity SRAM products used in other applications. Within the Fast SRAM market, we focus on higher speed devices, which we refer to as Ultra-Fast SRAMs. We provide a broad range of advanced, highly reliable Fast and Ultra-Fast SRAM solutions that target high performance equipment, such as routers, switches, wireless local area network infrastructure equipment, wireless basestations and network access equipment. We believe our advanced circuit design expertise provides original equipment manufacturers, or OEMs, with early access to next generation technologies, superior performance, advanced feature sets and high reliability, thereby enabling them to bring networking and telecommunications equipment to market quickly.

              We work closely with leading networking and telecommunications OEMs to better anticipate their needs and gain insight into future technology requirements. Our products are used by leading OEMs in the networking and telecommunications markets, including Agilent Technologies, Alcatel, Cisco Systems, Huawei Technologies, Lucent Technologies and QLogic. We utilize a fabless business model which allows us to focus our resources on research and development, product design and marketing, while gaining access to advanced process technologies without significant capital investments and the related fixed costs.

Industry Background

SRAM Market Overview

              Virtually all electronic systems, from advanced networking equipment such as sophisticated routers and switches to consumer electronic products such as digital cameras and personal digital assistants, or PDAs, incorporate SRAMs. An SRAM is a memory IC that is used to temporarily store data not currently being processed, and provides much faster memory access time than other types of memory. For example, SRAM ICs are typically up to five times faster than DRAM, or dynamic random access memory, ICs. According to Gartner Dataquest, the SRAM market was forecasted to be $3.1 billion in 2003 and is projected to be $4.4 billion in 2007, representing a compound annual growth rate of 9.1%.

              There are a broad variety of SRAM ICs, characterized by a number of attributes, such as speed, memory capacity or density, and power consumption. A significant portion of the SRAM IC market consists of SRAMs with minimal speed requirements and a limited number of standard SRAM configurations. These commodity SRAMs are incorporated in devices such as cell phones, PDAs and MP3 players. For these markets, SRAM providers have focused primarily on reducing costs and gaining economies of scale by high-volume manufacturing, rather than on providing a significant degree of differentiation through advanced speed, density or power consumption characteristics.

Trend Towards Fast and Ultra-Fast SRAM Solutions

              Growth in data, voice and video traffic has driven the need for greater networking bandwidth, resulting in the continued build-out of the networking and telecommunications infrastructure. According to International Data Corporation, total worldwide Internet traffic is expected to grow from 405 petabits per day in 2003 to 5,174 petabits per day in 2007. This growth has led to the proliferation of a wide variety of equipment throughout the networking and telecommunications infrastructure. This equipment includes routers, switches, wireless local area network infrastructure equipment, wireless base stations and network access equipment. All of these products require Fast and Ultra-Fast SRAM

ICs, and OEMs are increasingly relying upon advanced SRAM technology to enable higher performance of their products. For example, in a typical router or switch, multiple high-speed SRAM ICs are required to temporarily store, or buffer, data traffic and to provide rapid lookup of information in data tables. Fast SRAM ICs are SRAM ICs that require less than 20 nanoseconds to retrieve data from memory. According to Gartner Dataquest, the Fast SRAM market is expected to grow at a 16.8% compound annual growth rate from 2003 to 2007, increasing from 43.8% of the overall SRAM market to 58.3% during that same period.

              As networking equipment must increasingly support advanced traffic content such as Voice over Internet Protocol, or VoIP, and video streaming, networking and telecommunications OEMs are driving demand for even higher performance SRAM ICs, known as Ultra-Fast SRAMs. We define Ultra-Fast SRAMs as those Fast SRAM ICs that require less than 5 nanoseconds to retrieve data from memory. There are relatively few providers of Ultra-Fast SRAM ICs due to the high performance requirements of these ICs.

              Networking and telecommunications OEMs are also under increasing pressure to bring higher performance products to market rapidly to support more advanced traffic content. In response to these pressures, OEMs have increasingly relied on IC providers that are capable of rapidly developing and introducing advanced Fast and Ultra-Fast SRAM ICs. We believe that OEMs also prefer to work with suppliers that offer a broad range of Fast and Ultra-Fast SRAM ICs that incorporate advanced feature sets that can be used to provide solutions across their product suite.

The GSI Solution

              We are a leading provider of Fast SRAM solutions, focusing on Ultra-Fast SRAMs, targeting the networking and telecommunications markets. We provide a broad range of high performance, highly reliable solutions that are used in a variety of networking equipment, including routers, switches, wireless local area network infrastructure equipment, wireless base stations and network access equipment. Key elements of our solution are:

Innovative Design Architecture and Technology Leadership

              High Speed Solutions.    Through the use of advanced architectures and design methodologies, we have developed Fast and Ultra-Fast SRAM ICs. The majority of these solutions have access speeds of less than 5 nanoseconds. By providing faster ICs, we enable our customers to design and develop higher performance products that support increasingly complex traffic content.

              Low Power Consumption.    Our products consume up to 50% less power than comparable products offered by our principal competitors. As a result, our products generate less heat, increasing the reliability of the networking equipment in which they are used. Furthermore, because of the low power requirements of our products, OEMs are able to add capabilities to their systems which otherwise might not have been possible due to overall system power constraints.

              Single Die Solution.    Our designs enable multiple product families to be manufactured from a single die. This flexibility allows us to minimize manufacturing time and respond quickly to the shipment requirements that are characteristic of the networking and telecommunications markets. Our flexible product designs also allow OEMs to reduce their cost and time-to-market by evaluating and qualifying one product configuration, enabling them to more easily qualify related products within the same product family. Additionally, our single die solution allows us to reduce our costs through better inventory management, the purchase of fewer mask sets, streamlining internal product qualifications and more efficient use of engineering resources.

              Product Innovation.    We believe we have established a position as a technology leader in the design and development of Fast and Ultra-Fast SRAM ICs. For example, we were the first supplier to introduce 72 bit wide SRAMs as single monolithic ICs. In addition, we were first to market with our SigmaRAM ICs which are characterized by very fast access times, low power and high density and whose architecture has become an industry standard among networking and telecommunications OEMs. Additionally, we believe both our Fast and Ultra-Fast SRAM solutions consistently provide the highest speed available for a given density.

              Process Technology Leadership.    We work with leading independent wafer foundries to manufacture our products in order to increase yields, lower manufacturing costs and improve the quality of our products. Many of our products are implemented using 0.15 micron geometry process technology from TSMC. Our most advanced Ultra-Fast SRAM ICs are designed using 0.13 micron geometry process technology, and we are currently developing 72 megabit synchronous ICs using 90 nanometer geometry process technology, which will allow us to further increase IC performance, lower power consumption and reduce costs.

Comprehensive Fast and Ultra-Fast SRAM Solutions

              Broad Product Offering.    We currently offer 30 basic product configurations, which are the basis for over 2,500 individual products. Our product line includes a wide range of high performance, low power Fast and Ultra-Fast SRAMs designed specifically for the networking and telecommunications markets such as high-speed synchronous SRAM (BurstRAM and NBT SRAM) ICs, high-speed asynchronous SRAM ICs, and SigmaRAM / SigmaQuad devices. Our broad product offering enables us to leverage our research and development to design and develop our product lines to meet the precise and changing requirements of our customers.

              Advanced Feature Sets.    Our products offer features that address a broad range of our networking and telecommunications OEMs' system requirements. These proprietary features include a JTAG test port, named for the IEEE Joint Test Action Group, which enables post assembly verification of the connection between our ICs and the system board, thereby allowing our customers to more rapidly develop, test and ship their products. Additionally, we offer our FLXDrive feature which allows system designers to optimize signal performance for a given requirement. We provide OEMs the ability to use our ICs in various modes of operation in one IC using our flexible pin out structure, thus increasing product flexibility and availability. Overall, we believe our advanced feature sets enable our end-users to achieve faster time-to-market and reduce their costs and inventory requirements.

              Industrial Temperature.    The ability to operate at industrial temperatures, while less important for commodity SRAMs, is critical for Fast and Ultra-Fast SRAMs used in broad variety of networking and telecommunications applications under varying operating conditions. All of our products are designed to meet industrial temperature specifications, enabling them to operate at temperatures ranging from -40°C to +85°C.

Customer Responsiveness

              Customer Driven Solutions.    We work closely with leading networking and telecommunications OEMs to better anticipate their requirements and rapidly develop and implement solutions that allow them to meet their product performance objectives. For example, our JTAG test port, which is now an option on all of our recently introduced synchronous SRAM products, was initially developed at the request of one of our major end-users. In addition, in response to feedback from a number of our end-users, we developed a new SRAM architecture, SigmaRAM, to address their speed, power and cost requirements.

              Accelerate End-Users' Time-to-Market.    Our design expertise and flexibility, reusable intellectual property and flexible manufacturing capabilities enable networking and telecommunication OEMs to create differentiated products quickly and reduce their product design cycles and development costs.

For example, anticipating the needs of our end-users, we were first to market a 72 bit wide SRAM which we believe enabled our OEM customers to accelerate their introduction of next generation products.

              Quality and Reliability.    Networking and telecommunications equipment typically have long product lives. Generally, the cost to replace this equipment due to product failure is prohibitively expensive. Thus, high quality and reliability of Fast and Ultra-Fast SRAM ICs incorporated in our end-users' products is critical. We comprehensively test all of our products at a wide range of extreme hot and cold temperatures, in addition to performing burn-in, to help assure high levels of quality and reliability.

The GSI Strategy

              Our objective is to become the leading provider of Fast and Ultra-Fast SRAMs. Our strategy includes the following key elements:

              Continue to Focus on the Networking and Telecommunications Markets.    We intend to continue to focus on designing and developing high performance Fast and Ultra-Fast SRAM ICs targeted at the networking and telecommunications markets. Increasing network complexity due to more advanced traffic content continues to drive OEMs' demand for high performance Fast and Ultra-Fast SRAM ICs. We believe our advanced circuit design expertise provides networking and telecommunications OEMs with early access to next generation technologies, superior performance, advanced feature sets and high reliability, thereby enabling them to design and develop higher performance products that support increasingly complex traffic content and bring networking and telecommunications equipment to market quickly.

              Collaborate with Wafer Foundries to Leverage Leading-Edge Process Technologies.    We believe that advanced complementary metal oxide semiconductor, or CMOS, technologies, the most commonly used process technologies for manufacturing semiconductor devices, are important to future advances in Fast and Ultra-Fast SRAM ICs. Our most advanced Ultra-Fast SRAM ICs are designed using 90 nanometer geometry process technologies and 300 millimeter wafers to deliver higher performance and lower costs for our end-users. We intend to continue to collaborate closely with wafer foundries to leverage leading-edge process technologies which we believe will provide us with cost and other competitive advantages.

              Continue to Invest in Research and Development to Extend Our Technology Leadership.    We believe we have established a position as a technology leader in the design and development of Fast and Ultra-Fast SRAM ICs. For example, we designed and were the first to provide SigmaRAM, which at the time of introduction provided the highest data rate available for the networking and telecommunications markets. Additionally, we believe our Fast and Ultra-Fast SRAM solutions consistently provide the highest speed for a given density. The increasing bandwidth requirements of networking and telecommunications equipment require Fast and Ultra-Fast SRAM ICs with increased speed, lower power consumption and increased functionality. We intend to maintain and advance our technology leadership through continual enhancement of our existing Fast and Ultra-Fast SRAM products and introduction of new products.

              Focus on Industry-Leading OEMs.    Many of the end-users of our products are industry-leading networking and telecommunications OEMs. We are focused on developing close relationships with industry leaders to facilitate rapid adoption of our products and to maintain our position as a leading provider of high performance Fast and Ultra-Fast SRAMs. We work with our end-users at the pre-design and design stage to identify and respond to their requests for current and future generations of products. We plan to enhance our relationships with leading OEMs and identify opportunities to develop similar relationships with additional networking and telecommunications OEMs.

              Leverage Our Core Strengths to Develop Other Product Lines.    We intend to leverage our advanced design capabilities and innovative design architecture in Fast and Ultra-Fast SRAMs to develop new product lines in the networking and telecommunications markets. For example, we are developing a channelized OC-3 processor that incorporates 16 megabits of SRAM. OC-3 is the industry standard for optical transmission at rates of 155 megabits per second, and is typically used at the access switching point of the network. When completed, we believe this will be the first low-power, single IC solution capable of simultaneously processing multiple types of traffic with OC-3 bandwidth.

Products

              We design, develop and market a broad range of high performance SRAMs for the networking and telecommunications markets. We specialize in Fast and Ultra-Fast SRAMs with high density and low power consumption. We currently offer 30 basic product configurations, which are the basis for over 2,500 individual products. Our products are used in networking and telecommunications equipment, including routers, switches, wireless local area network infrastructure equipment, wireless base stations and network access equipment.

Synchronous SRAM Products

              Synchronous SRAMs are controlled by timing signals, referred to as clocks, which enable them to transfer data at speeds that are generally faster than asynchronous SRAMs. Our synchronous SRAMs feature clock access speeds as fast as 2 nanoseconds, and cycle at operating frequencies of 333 megahertz, or MHz. We currently offer BurstRAM and no-bus turnaround, or NBT, varieties of synchronous SRAMs. BurstRAMs are used in applications where large amounts of data are read or written in single sessions, or bursts, while NBT SRAMs facilitate alternate read and write traffic without delay cycles. The burst protocol is programmable in linear or interleaved addressing modes which makes the faster burst SRAMs suitable for cache memory applications, while the NBT protocol is critical for processing high speed data streams.

              Most of our synchronous SRAM products are offered in both pipeline and flow through modes. Flow through SRAMs allow the shortest read latency, which is the delay from the beginning of a read command until valid data out is delivered. Pipelined SRAMs break the access into discrete clock-controlled steps, allowing new access commands to be accepted while an access is already in progress. Therefore, while flow through SRAMs offer lower latency, pipelined SRAMs offer greater data bandwidth.

              Burst and NBT SRAMs.    Our BurstRAM and NBT SRAM products incorporate a number of features that reduce our end-users' cost of ownership and increase their design flexibility. These proprietary features include a JTAG test port, named for the IEEE Joint Test Action Group, which enables post assembly verification of the connection between our ICs and the system board, thereby allowing our customers to more rapidly develop, test and ship their products. Additionally, we offer our FLXDrive™ feature which allows system designers to optimize signal performance for a given requirement.

              We currently offer burst and NBT SRAMs with storage densities of up to 72 megabits with a cycle rate of up to 333 MHz and clock access times as fast as 2 nanoseconds that operate at 3.3, 2.5 or 1.8 volts.

              SigmaRAM Products.    We offer a family of synchronous SRAM products based on our SigmaRAM architecture which are designed for use on large format printed circuit boards common in many networking and telecommunication equipment. These ICs utilize a unique architecture that provides the capability to incorporate the full range of popular SRAM functionality, including burst, NBT, and double data rate in common input/output, or I/O format. Our SigmaRAM products are characterized by very fast access time, high cycle rates, low power and high density. To meet the demands of high performance equipment, the IC must execute fast, random, multiple reads and change from reads to writes in one clock cycle.

              We currently offer SigmaRAM products with a variety of storage densities from 18 to 36 megabits and speeds of up to 333 MHz and clock access times as fast as 2 nanoseconds that operate at 1.8 volts.

              SigmaQuad Products.    We have introduced a new family of synchronous SRAMs, the SigmaQuad family, which is currently in the product sampling stage. This family features separate I/O which enables reads and writes in the same clock cycles, resulting in significantly higher output. We expect to begin shipment of our SigmaQuad products in fiscal 2005.

Asynchronous SRAM Products

              Unlike synchronous SRAMs, asynchronous SRAMs employ a clock-free control interface. They are widely used in support of high-end DSPs, or digital signal processors. We believe we have one of the broadest portfolios of 3.3 volt, high speed asynchronous SRAMs. These products are designed to meet the stringent power and performance requirements of networking and telecommunications applications, such as VoIP, cellular base stations, DSL line cards and modems.

              We currently offer asynchronous SRAM products with a variety of storage densities between 256 kilobits and 8 megabits and access times ranging from 7 to 12 nanoseconds. All of our asynchronous SRAMs operate at 3.3 volts.

Customers

              Our sales and marketing strategy is to achieve design wins with end-users of our products, who are leading networking and telecommunications companies that incorporate our Fast and Ultra-Fast SRAM ICs into their networking equipment. The following is a representative list of our end-users who have directly or indirectly purchased more than $350,000 of our products since April 1, 2003:

Agilent Technologies	Lucent Technologies
Alcatel	Marconi
Avaya	Nortel Networks
Cisco Systems	QLogic
DLink Systems	Terayon Communications Systems
Huawei Technologies	ZTE Corporation

              Many of our end-users use contract manufacturers to manufacture their equipment. Accordingly, a significant percentage of our net revenues are derived from direct sales to contract manufacturers and to consigned warehouses who purchase products from us for use by contract manufacturers. In addition, we use foreign and domestic distributors to sell our products to networking and telecommunications end-users, as well as their contract manufacturers.

              Direct sales to contract manufacturers accounted for 38.5% of our net revenues during the nine months ended December 31, 2003, and 39.3% and 31.7% of our net revenues for fiscal 2003 and 2002, respectively. Sales to foreign and domestic distributors accounted for 46.6% of our net revenues during the nine months ended December 31, 2003, and 40.0% and 40.1% of our net revenues for fiscal 2003 and 2002, respectively.

              For the periods indicated below, the following customers accounted for 10% or more of our net revenues:

	Year Ended March 31,
	2001	2002	2003
Contract Manufacturers:
Celestica	—	—	21.5%
Flextronics	16.8%	18.6%	—
Solectron	10.4	—	10.2
Distributors:
Avnet Logistics	—	12.2	—
Impact	—	—	13.4

              Cisco Systems, the largest end-user of our products, accounted for approximately one quarter to one third of our net revenues for the nine months ended December 31, 2003, fiscal 2003, fiscal 2002, and fiscal 2001. Cisco purchases our products directly, through our distributors and through its contract manufacturer and consigned warehouses.

Sales, Marketing and Technical Support

              We sell our products primarily through our worldwide network of independent sales representatives and distributors. As of April 1, 2004, we employed 16 sales and marketing personnel, and used over 200 independent sales representatives. We intend to expand our direct sales and technical support organization as well as our independent sales representatives and distributor channels to better serve our end-users. We currently have regional sales offices located in Canada, China, Italy and the United States. We believe this international coverage allows us to better serve our distributors and end-users by providing them with coordinated support. We believe that our customers' purchasing decisions are based primarily on time-to-market, product features, product reliability, performance, manufacturing flexibility, service and cost. Many of our end-users have had long-term relationships with us based on our success in meeting these criteria.

              Our sales are generally made pursuant to purchase orders received between one and six months prior to the scheduled delivery date. We typically provide a warranty of up to 36 months on our products. Liability for a stated warranty period is usually limited to replacement of defective products.

              Our marketing efforts are focused on increasing brand name awareness and providing solutions that address our customers' needs. Key components of our marketing efforts include maintaining an active role in industry standards committees, such as the JEDEC Solid State Technology Association (formerly the Joint Electron Device Engineering Council), or JEDEC, which is responsible for establishing detailed specifications which can be utilized in future system designs. We believe that our participation in and sponsorship of numerous proposals within these committees such as NBT, JTAG and SigmaRAM, have increased our profile among leading manufacturers in the networking and telecommunications segment of the SRAM market. Our marketing group also provides technical, strategic and tactical sales support to our direct sales personnel, sales representatives and distributors. This support includes in-depth product presentations, datasheets, application notes, software models, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

              We emphasize customer service and technical support in an effort to provide our end-users with the knowledge and resources necessary to successfully use our products in their designs. Our customer service uses a technical team of applications engineers, technical marketing personnel and, when required, product design engineers. We provide customer support throughout the qualification and sales process and continue providing follow-up service after the sale of our products and on an ongoing basis. In addition, we provide our end-users with comprehensive data sheets, application notes and reference designs.

              Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, these orders are not firm and hence we believe that backlog is not a good indicator of our future sales.

Manufacturing

              We outsource our wafer fabrication to independent foundries, and we outsource our assembly and most of our testing to subcontractors, which enables us to focus on our design strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing technologies. Our engineers work closely with our foundries and subcontractors to increase yields, lower manufacturing costs, and help assure the quality of our products.

              Currently, all of our wafers are manufactured by TSMC and WaferTech. WaferTech is a subsidiary of TSMC. These foundries also fabricate products for other companies. We purchase products from our foundries under individually negotiated purchase orders. We do not currently have a long-term supply contract with TSMC or WaferTech, and therefore neither TSMC or WaferTech is obligated to manufacture products for us for any specified period, in any specified quantity or at any specified price, except as may be provided in a particular purchase order. Our future success depends in part on our ability to secure sufficient capacity at our independent foundries to supply us with the wafers we require.

              Most of our products are implemented using 0.15 micron and 0.25 micron geometry process technologies from TSMC that were refined and enhanced with our assistance to provide the stability and performance needed to allow us to offer all of our products in both commercial and industrial temperature versions. We have also worked with TSMC to migrate several of our high volume products to a 0.13 micron geometry process technology which has allowed us to further increase device performance, lower power consumption and to reduce costs. We currently have four separate product families on this process. In addition, we are currently developing the 72 megabit synchronous BurstRAM and NBT SRAM products using 90 nanometer geometry process technology.

              We intend to regularly introduce new products, with high performance advanced features of increasing complexity. These product solutions will require us to achieve volume production in a rapid timeframe. We believe that by using the advanced technologies offered by our fabrication partners and their expertise in high volume manufacturing, we can rapidly achieve volume production. However, lead times for materials and components we order vary significantly and depend on such factors as the specific supplier, contract terms and demand for a component at a given time.

              All of our manufactured wafers are tested for electrical compliance and most are packaged at Advanced Semiconductor Engineering, or ASE, which is located in Taiwan. Our test procedures require that all of our products are subjected to accelerated burn-in and extensive functional electrical testing, most of which occur at ASE Test and Advantech Semiconductor Inc. Additionally, we perform testing for most of our low volume products in-house.

Research and Development

              The design process for our products is complex. As a result, we have made substantial investments in computer-aided design and engineering resources to manage our design process. Investments in research and development were $6.2 million in fiscal 2003, $4.8 million in fiscal 2002, and $5.1 million in fiscal 2001. Our research and development staff includes engineering professionals with extensive experience in the areas of SRAM IC design and systems level networking and telecommunications equipment design.

              We are also leveraging our advanced design capabilities to expand into other networking and telecommunications products, including a channelized OC-3 processor that incorporates 16 megabits of SRAM. When completed, we believe this will be the first low-power, single IC device solution capable of simultaneously processing multiple types of traffic with OC-3 bandwidth. We have established a design center in Norcross, Georgia, to focus on the development of these products.

Competition

              Our existing competitors include many large domestic and international companies, some of which have substantially greater resources, broader product lines and longer standing relationships with end-users than we do. Unlike us, some of our principal competitors maintain their own semiconductor foundries and may, therefore, benefit from capacity, cost and technical advantages. Our principal competitors are Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution, Samsung Electronics and Sony.

              We believe that our ability to compete successfully in the rapidly evolving networking and telecommunications markets depends on a number of factors, including:

  •
  quality, price, performance and features of our products;

  •
  the timing and success of new product introductions by us, our customers and our competitors; and

  •
  our ability to anticipate and conform to new industry standards.

We believe we compete favorably with our competitors based on these factors. However, we may not be able to compete successfully in the future with respect to any of these factors. Our failure to compete successfully in these or other areas could harm our business.

              The networking and telecommunications segment of the SRAM market is competitive and is characterized by technological change, declining average selling prices and product obsolescence. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with solutions that may be less costly or provide higher performance or more desirable features than our products. This increased competition may result in price reductions, reduced profit margins and loss of market share.

Intellectual Property

              Our ability to compete successfully depends, in part, upon our ability to protect our proprietary technology and information. We have three patent applications pending in the United States and we rely on a combination of copyrights, trademarks and trade secret laws to protect some of our intellectual property. We have no assurances that any patents will issue on any of our pending applications, or that if such patents do issue, that they will be valuable to our business. We believe that factors such as the technological and creative skills of our personnel and the success of our ongoing product development efforts are more important in maintaining our competitive position. We generally enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to our proprietary information. Our intellectual property rights, if challenged, may not be upheld as valid, may not be adequate to prevent misappropriation of our technology or may not prevent the development of competitive products. Additionally, we may not be able to obtain patents or other intellectual property protection in the future. Furthermore, the laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries.

              The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often protracted and expensive litigation. We or our foundries from time to time are notified of claims that we may be infringing patents or other intellectual property rights owned by third parties. We have been subject to intellectual property claims in the past and we may be subject to additional claims and litigation in the future. Litigation by or against us relating to allegations of patent infringement or other intellectual property matters could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation results in a determination favorable to us. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Licenses may not be offered or the terms of any offered licenses may not be acceptable to us. If we fail to obtain a license from a third party for technology used by us, we could incur substantial liabilities and be required to suspend the manufacture of products or the use by our foundries of certain processes.

Employees

              As of April 1, 2004, we had 98 full-time employees. We believe that our future success will depend in large part on our ability to attract and retain highly-skilled, engineering, managerial, sales and marketing personnel. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are good.

Facilities

              Our executive offices, our principal administration, marketing and sales operations and a portion of our research and development operations are located in approximately 14,100 square feet of leased space in Santa Clara, California under a lease expiring in June 2005. We believe that our Santa Clara facility is adequate for our needs for the foreseeable future. In addition, we lease approximately 5,000 square feet in Taiwan to support our manufacturing activities. This lease expires in September 2004 and we intend to lease a larger facility in Taiwan prior to such expiration. We also lease space in Georgia, North Carolina and Texas. The aggregate annual gross rent for our facilities was approximately $567,000 in fiscal 2003.

MANAGEMENT

Executive Officers and Directors

              The following table sets forth certain information concerning our executive officers and directors as of March 31, 2004:

Name	Age	Title
Lee-Lean Shu	49	President, Chief Executive Officer and Chairman
David Chapman	48	Vice President, Marketing
Didier Lasserre	39	Vice President, Sales
Leon Lee	50	Vice President, Telecommunication Division
Douglas Schirle	49	Chief Financial Officer
Bor-Tay Wu	51	Vice President, Taiwan Operations
Ping Wu	47	Vice President, U.S. Operations
Robert Yau	50	Vice President, Engineering, Secretary and Director
Hsiang-Wen Chen(1)(2)	56	Director
Ruey L. Lu(1)(3)	48	Director
Jing Rong Tang(1)(2)(3)	49	Director

(1)
Member of the audit committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the compensation committee.

              Lee-Lean Shu co-founded our company in March 1995 and has served as our President and Chief Executive Officer and as a member of our Board of Directors since inception. In October 2000, Mr. Shu became Chairman of our Board. From January 1995 to March 1995, Mr. Shu was Director, SRAM Design at Sony Microelectronics Corporation, a semiconductor company and a subsidiary of Sony Corporation, and from July 1990 to January 1995, he was a design manager at Sony Microelectronics Corporation.

              David Chapman has served as our Vice President, Marketing since July 2002. From November 1998 to June 2002, Mr. Chapman served as our Director of Strategic Marketing and Applications Engineering. From February 1988 to October 1998, Mr. Chapman served in various product planning and applications engineering management capacities in the Memory Operation division and later the Fast SRAM division of Motorola Semiconductor Product Sector, Motorola, Inc., an electronics manufacturer. Mr. Chapman has been a member of JEDEC since 1985, and served as Chairman of its SRAM committee in 1999.

              Didier Lasserre has served as our Vice President, Sales since July 2002. From November 1997 to July 2002, Mr. Lasserre served as our Director of Sales for the Western United States and Europe. From July 1996 to October 1997, Mr. Lasserre was an account manager at Solectron Corporation, a provider of electronics manufacturing services. From June 1988 to July 1996, Mr. Lasserre was a field sales engineer at Cypress Semiconductor, a semiconductor company.

              Leon Lee has served as our Vice President, Telecommunications Division since December 1999. From July 1996 to November 1999, Mr. Lee was Director of ATM equipment design at Lucent Technologies, a telecommunications equipment company. From May 1988 to June 1996, Mr. Lee was manager of cable phone headend design and system integration at Nortel Networks, a telecommunications equipment manufacturer.

              Douglas Schirle has served as our Chief Financial Officer since August 2000. From June 1999 to August 2000, Mr. Schirle served as our Corporate Controller. From March 1997 to June 1999, Mr. Schirle was the Corporate Controller at Pericom Semiconductor Corporation, a provider of digital and mixed signal integrated circuits. From November 1996 to February 1997, Mr. Schirle was Vice President, Finance for Paradigm Technology, a manufacturer of SRAMs, and from December 1993 to October 1996, he was the Controller for Paradigm Technology. Mr. Schirle was formerly a certified public accountant.

              Bor-Tay Wu has served as our Vice President, Operations since January 1997. From January 1995 to December 1996, Mr. Wu was a design manager at Atalent, an IC design company in Taiwan.

              Ping Wu has served as our Vice President, U.S. Operations since February 2004. From July 1999 to January 2004, Mr. Wu served as our Director of Operations. From July 1997 to June 1999, Mr. Wu served as Vice President of Operations at Scan Vision, a semiconductor manufacturer.

              Robert Yau co-founded our company in March 1995 and has served as our Vice President, Engineering and as a member of our Board of Directors since inception. From December 1993 to February 1995, Mr. Yau was design manager for specialty memory devices at Sony Microelectronics Corporation. From 1990 to 1993, Mr. Yau was design manager at MOSEL/VITELIC, a semiconductor company.

              Hsiang-Wen Chen, Ph.D. has served as a member of our Board of Directors since January 1997. Dr. Chen has served as the Managing Director of Monet Capital, LLC, a venture capital firm, since January 2000. From January 1997 to October 1999, Dr. Chen served as our Vice President, Technology. From January 1987 to December 1996, Dr. Chen was the Director of Technology at Paradigm Technology. Dr. Chen also serves on the board of directors of several private companies.

              Ruey L. Lu has served as a member of our Board of Directors since October 2000. Mr. Lu is the President of EMPIA Technology, a semiconductor solutions company, which he founded in June 2002. From March 1993 to December 2001, Mr. Lu served as President of ARK Logic, a storage device and software applications company which he founded in March 1993. From October 1989 to February 1993, Mr. Lu served as Director of Engineering in the Imaging Product Division of Western Digital, an information storage company.

              Jing Rong Tang has served as a member of our Board of Directors since May 1995. Since 1994, Mr. Tang has served as the Chief Executive Officer of HolyStone Enterprises Co., Ltd., a distributor of electronic components.

              There are no family relationships among any of our directors, officers or key employees.

Board of Directors

              Upon completion of this offering, our Board of Directors will be divided into three classes, as follows:

  •
  Class I consists of Jing Rong Tang and Ruey L. Lu, whose terms will expire at our annual meeting of stockholders to be held in 2005;

  •
  Class II consists of Robert Yau and Hsiang-Wen Chen, whose terms will expire at our annual meeting of stockholders to be held in 2006; and

  •
  Class III consists of Lee-Lean Shu, whose terms will expire at our annual meeting of stockholders to be held in 2007.

              Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director's term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our Board of Directors or a majority vote of the stockholders. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Because no more than one-third of our Board may be elected at each annual meeting, this classification of our Board of Directors may have the effect of delaying or preventing changes in control or management.

              Upon completion of the offering, a majority of the members of our Board of Directors will be independent as defined under the rules of the Nasdaq Stock Market.

Committees of the Board of Directors

              Our Board of Directors has established three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. Upon completion of the offering, each member of each of the foregoing committees will be independent as defined under the rules of the Nasdaq Stock Market.

              Audit Committee.    The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditors. The members of our audit committee are Hsiang-Wen Chen, Jing Rong Tang and Ruey L. Lu. Upon completion of this offering each member of our audit committee will satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

              Compensation Committee.    The compensation committee reviews and makes recommendations to our Board of Directors concerning the compensation and benefits of our executive officers and directors, administers our stock option and employee benefits plans, and reviews general policy relating to compensation and benefits. The members of our compensation committee are Jing Rong Tang and Ruey L. Lu.

              Nominating and Corporate Governance Committee.    The nominating and corporate governance committee identifies prospective board candidates, recommends nominees for election to our Board of Directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the Board of Directors, and provides oversight in the evaluation of the Board of Directors and each committee. The members of our nominating and corporate governance committee are Hsiang-Wen Chen and Jing Rong Tang.

Director Compensation

              Our directors do not currently receive cash compensation for their services as directors or members of committees of the Board of Directors. We plan to adopt a policy for the payment of cash compensation to our non-employee directors, to become effective upon the completion of this offering. In addition, upon completion of this offering, our non-employee directors will be granted an initial option for                shares of our common stock on the day of his or her initial election or appointment to our Board of Directors, which option will become exercisable in three equal annual installments beginning on the first anniversary of the date of grant. On the day of each annual meeting of stockholders, each nonemployee director who remains in office immediately following the meeting will be granted an option to purchase                shares of common stock, which will become fully vested and exercisable on the day immediately preceeding the date of the following annual meeting of stockholders, subject to the nonemployee director's continuous service on our Board of Directors. For additional information regarding director compensation, see "2004 Equity Incentive Plan—Automatic Grant of Nonemployee Director Stock Options."

Compensation Committee Interlocks and Insider Participation

              Our Board of Directors established the compensation committee in April 2004. Prior to establishing the compensation committee, our Board of Directors as a whole performed the functions delegated to the compensation committee. No member of our compensation committee and none of our executive officers has a relationship that would constitute an interlocking relationship with the executive officers and directors of another entity.

Executive Compensation

              The following table provides the total compensation paid to our chief executive officer and our next four most highly-compensated executive officers for the fiscal year ended March 31, 2004. These executives are referred to as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Salary	Other Annual Compensation		Securities Underlying Options (#)
Lee-Lean Shu President and Chief Executive Officer	$189,492	—		123,750
David Chapman Vice President, Marketing	145,113	—		61,875
Didier Lasserre Vice President, Sales	177,851	$5,400	(1)	61,875
Douglas Schirle Chief Financial Officer	139,517	—		41,250
Robert Yau Vice President, Engineering	151,594	—		61,876

(1)
Mr. Lasserre received a car allowance of $5,400.

Stock Options

              The following table sets forth information regarding grants of stock options to each of the named executive officers during fiscal 2004. All of these options were granted under our 2000 stock option plan. The percentage of total options set forth below is based on an aggregate of 1,035,643 options granted to all employees during the fiscal year. All options were granted at the fair market value of our common stock, as determined by the Board of Directors on the date of grant. Hypothetical, potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

Option Grants in Fiscal 2004

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Individual Grants
	Number of Securities Underlying Options Granted (#)
		% of Total Options Granted to Employees in Fiscal Year 2004
Name and Principal Position			Exercise Price Per Share	Expiration Date
					5%	10%
Lee-Lean Shu(1) President and Chief Executive Officer	123,750	12.0%	$2.10	7/15/13	$163,433	$414,173
David Chapman(2) Vice President, Marketing	41,250 20,625	4.0 2.0	2.10 3.50	7/15/13 12/15/13	54,478 45,399	138,058 115,048
Didier Lasserre(3) Vice President, Sales	41,250 20,625	4.0 2.0	2.10 3.50	7/15/13 12/15/13	54,478 45,399	138,058 115,048
Douglas Schirle(4) Chief Financial Officer	41,250	4.0	2.10	7/15/13	54,478	138,058
Robert Yau(5) Vice President, Engineering	61,876	6.0	2.10	7/15/13	81,718	207,090

(1)
61,875 shares vest on January 13, 2006, and 61,875 shares vest on January 13, 2007.

(2)
20,625 shares vest on November 9, 2005, and 20,625 shares vest on November 9, 2006. The 20,625 shares vest on November 9, 2007.

(3)
20,625 shares vest on November 3, 2005, and 20,625 shares vest on November 3, 2006. The 20,625 shares vest on November 3, 2007.

(4)
20,625 shares vest on June 3, 2006, and 20,625 shares vest on June 3, 2007.

(5)
30,938 shares vest on January 13, 2006, and 30,938 shares vest on January 13, 2007.

Aggregate Option Exercises in Fiscal 2004 and Option Values at March 31, 2004

              The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during fiscal 2004 and the number of shares of common stock subject to exercisable and unexercisable options held as of March 31, 2004 by each of the named executive officers.

Option Values at March 31, 2004

			Number of Securities Underlying Unexercised Options at 3/31/04		Value of Unexercised In-the-Money Options at 3/31/04
	Number of Shares Acquired on Exercise(#)
Name and Principal Position		Value Realized(1)($)
			Exercisable(#)	Unexercisable(#)	Exercisable($)	Unexercisable($)
Lee-Lean Shu Chief Executive Officer and President	123,750		123,750	185,625
David Chapman Vice President, Marketing	—	—	137,813	94,688
Didier Lasserre Vice President, Sales	20,625		17,813	94,688
Douglas Schirle Chief Financial Officer	—	—	97,500	90,000
Robert Yau Vice President, Engineering	82,500		61,876	92,814

(1)
The value of unexercised options set forth above is calculated based on the deemed fair value of the underlying securities on March 31, 2004, minus the exercise price. The value realized upon exercise is based on the deemed fair value of the underlying securities on the date of exercise, minus the per share exercise price, multiplied by the number of shares acquired upon exercise.

Stock Plans

1997 Stock Plan

              In January 1997, our Board of Directors adopted and our stockholders approved the 1997 Stock Plan, or the 1997 Plan. A total of 8,450,000 shares of common stock were reserved for issuance under this plan. As of March 31, 2004, there were outstanding under the 1997 Plan options to purchase 1,639,102 shares of common stock, at a weighted average exercise price of $1.42 per share. The 1997 Plan was terminated by the Board in October 2000.

              Under the 1997 Plan, our employees and consultants, and those of any parent or subsidiary of ours, were eligible to receive nonstatutory stock options and stock purchase rights. Employees were also eligible to receive "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code. This plan is administered by our Board of Directors. Subject to the provisions of the 1997 Plan, the Board determined in its discretion the persons to whom and the times at which options and stock purchase rights were granted, the sizes of such awards, and all of their terms and conditions. All option and restricted stock awards are evidenced by a written agreement between us and the optionee. The Board may amend or reprice any option. The Board has the authority to construe and interpret the terms of the 1997 Plan and awards granted under it.

              The exercise price of nonstatutory stock options granted under the 1997 Plan must be at least 85% of the fair market value of a share of our common stock on the date of grant. The exercise price of incentive stock options cannot be less than 100% of the fair market value of a share of our common stock on the date of grant. In the case of any options granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation, the exercise price cannot be less than 110% of such fair market value. The term of an option cannot exceed 10 years, or 5 years for incentive stock options granted to 10% stockholders. An option generally remains exercisable for the period stated in the applicable option agreement (not be less than 30 days) following the optionee's termination of service, except that if service terminates as a result of the optionee's death or disability, the option will remain exercisable for 12 months, but in any event not beyond the expiration of its term. Shares subject to options granted under the 1997 Plan generally vest, conditioned upon the participant's continued service, over a period of four years, although the Board may specify a different period for a particular grant.

              Stock purchase rights generally are granted subject to a repurchase option in favor of us that lapses in accordance with a vesting schedule, which vesting is not less than 20% per year over five years. A stock purchase agreement will contain the particular terms of the award, which terms shall be determined by the Board.

              In the event of a merger, the acquiring or successor corporation may assume or substitute substantially equivalent options and stock purchase rights for the outstanding options or rights granted under the 1997 Plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options and stock purchase rights granted under the 1997 Plan, shares subject to the options and rights will terminate.

2000 Stock Option Plan

              In October 2000, our Board of Directors adopted and our stockholders subsequently approved the 2000 Stock Option Plan, or the 2000 Plan. A total of 3,000,000 shares of common stock have been reserved for issuance under this plan. As of March 31, 2004, there were outstanding under the 2000 Plan options to purchase 1,872,161 shares of common stock, at a weighted average exercise price of $3.69 per share. As of March 31, 2004, a total of 1,127,839 shares of common stock remained available for future option grants under the 2000 Plan. The 2000 Plan will terminate and no further shares will be issued thereunder upon stockholder approval of the 2004 Equity Incentive Plan described below.

              Under the 2000 Plan, our employees, directors and consultants, and those of any parent or subsidiary of ours, are eligible to receive nonstatutory stock options. Employees are also eligible to receive "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code. This plan is administered by our Board of Directors. Subject to the provisions of the 2000 Plan, the Board determines in its discretion the persons to whom and the times at which options are granted, the types and sizes of such options, and all of their terms and conditions. All options are evidenced by a written agreement between us and the optionee. The Board may amend, modify, cancel, extend or renew any option, grant a new option in substitution for any option, waive any restrictions or conditions applicable to any option, and accelerate, continue, extend or defer the vesting of any option. The Board has the authority to construe and interpret the terms of the 2000 Plan and options granted under it.

              The exercise price of nonstatutory stock options granted under the 2000 Plan must be at least 85% of the fair market value of a share of our common stock on the date of grant. The exercise price of incentive stock options cannot be less than 100% of the fair market value of a share of our common stock on the date of grant. In the case of any options granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation, the exercise price cannot be less than 110% of such fair market value. The term of an option cannot exceed 10 years, or 5 years for incentive stock options granted to 10 percent stockholders. Unless a longer period is provided by the Board, an option generally remains exercisable for three months following the optionee's termination of service, except that if service terminates as a result of the optionee's death or disability, the option generally remains exercisable for 12 months, but in any event not beyond the expiration of its term. Shares subject to options granted under the 2000 Plan generally vest, conditioned upon the participant's continued service, over a period of four years, with 25 percent vesting per year.

              In the event of a change in control, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 2000 Plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the 2000 Plan, shares subject to the options will accelerate and become vested and exercisable and vested ten days prior to the date of the change in control in such amounts as determined by the Board and set forth in the participant's stock option agreement. On completion of a change in control all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation.

2004 Equity Incentive Plan

              Our 2004 Equity Incentive Plan, or the Equity Plan, was approved by our Board of Directors in April 2004 and will be effective upon its approval by our stockholders, currently anticipated in                2004.

              Purpose.    The Equity Plan is intended to make available incentives that will assist us to attract, retain and motivate employees whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and performance units.

              Shares Subject to Equity Plan.    A total of                  shares of our common stock are initially authorized and reserved for issuance under the Equity Plan. This reserve will automatically increase on April 1, 2006 and each subsequent anniversary through 2014, by an amount equal to the lesser of (a) five percent (5%) of the number of shares of stock issued and outstanding on the immediately preceding March 31, or (b)                          . The Board of Directors may elect to reduce, but not increase without also obtaining stockholder approval, the number of additional shares authorized in any year. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

              Administration.    The administrator of our Equity Plan will generally be the compensation committee of our Board of Directors, although the Board may delegate to one or more of our officers authority, subject to limitations specified by the plan and the Board, to grant stock options to service providers who are neither officers nor directors of us. Subject to the provisions of the plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards will be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the Equity Plan and awards granted under it.

              Eligibility.    Awards may be granted under the Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and performance units to any eligible participant.

              Stock Options.    The administrator may grant nonstatutory stock options, "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant and a term not exceeding five years. The term of all other options may not exceed 10 years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable for three months following the participant's termination of service, except that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term.

              Automatic Grant of Nonemployee Director Stock Options.    Members of the Board of Directors who are not employees (a "Nonemployee Director") at the time of grant are eligible to participate in the nonemployee director stock option component of the Equity Plan. Upon first being elected or appointed as an Nonemployee Director, an individual will be granted an initial option for                ("Initial Option") shares of our common stock on the day of his or her initial election or appointment. On the day of each annual meeting of stockholders, each Nonemployee Director who remains in office immediately following the meeting will be granted an annual option for                 ("Annual Option") shares of common stock; provided, however, that an Nonemployee Director granted an Initial Option on, or within a period of six months prior to, the date of an Annual Meeting shall not be granted an Annual Option.

              Each option granted under the automatic grant program will be evidenced by a written agreement specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the provisions of the Equity Plan. The per-share exercise price under each option will be equal to the fair market value of a share of our common stock on the date of grant. Generally, the fair market value of the common stock is the closing price per share on the date of grant as reported on the Nasdaq National Market.

              Initial Options will become exercisable in three equal annual installments beginning on the first anniversary of the date of grant, and Annual Options will become fully vested and exercisable on the day immediately preceding the date of the Annual Meeting next following the date of grant of the option, subject in each case to the Nonemployee Director's continuous service on our Board of Directors. Unless earlier terminated under the terms of the Equity Plan or the option agreement, each option will remain exercisable for 10 years after grant. An option generally will remain exercisable for six months following the Nonemployee Director's termination of service, provided that if service terminates as a result of the participant's death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date. All other terms and conditions of Nonemployee Director options are substantially equivalent to those described above for options generally.

              Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. We may make this payment in a lump sum, or we may defer payment in accordance with the terms of the participant's award agreement. The administrator may grant stock appreciation rights under the Equity Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The maximum term of any stock appreciation right granted under the Equity Plan is ten years.

              Restricted Stock Awards.    The administrator may grant restricted stock awards under the Equity Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, a participant will forfeit any unvested shares upon voluntary or involuntary termination of service with us for any reason, including death or disability. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

              Restricted Stock Units.    Restricted stock units granted under the Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. The Equity Plan also authorizes the administrator to establish a deferred compensation award program under which selected participants may elect to receive fully vested stock units in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance units. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

              Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Equity Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, gross margin, net income, cash flow, return on capital or market share. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock, including restricted stock, or any combination of these

              Payments may be made in a lump sum or on a deferred basis. If payments are to be made on a deferred basis, the administrator may provide for the payment of dividend equivalents or interest during the deferral period. Unless otherwise determined by the administrator, if a participant's service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the Equity Plan, if a participant's service terminates for any other reason, the participant's performance shares or units are forfeited.

              Change in Control.    In the event of a change in control, the acquiring or successor entity may assume all stock options and stock appreciation rights outstanding under the Equity Plan or substitute substantially equivalent options and stock appreciation rights. If the outstanding stock options and stock appreciation rights are not assumed by the acquiring or successor entity, all unexercised portions of such outstanding awards will terminate. The administrator may provide for the acceleration of vesting of any and all outstanding options and stock appreciation rights upon such terms and to such extent as it determines, except that the vesting of all non-employee director options will automatically accelerate in full ten days prior to the change in control. Alternatively, the administrator may provide for the cancellation of outstanding stock options or stock appreciation rights in exchange for a payment in cash, stock or other property having a value equal to the difference between the exercise price of the award and the consideration payable in the change in control transaction with respect to the number of vested shares subject to the award. The administrator may accelerate the vesting and settlement of any award upon a change in control.

              Amendment and Termination.    The Equity Plan will continue in effect until the tenth anniversary of its approval by the stockholders, unless earlier terminated by the administrator. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Equity Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law

2004 Employee Stock Purchase Plan

              Our 2004 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our Board of Directors in April 2004. Subject to its approval by our stockholders, currently anticipated in                2004, the Purchase Plan will become effective upon the completion of this offering.

              Purpose.    The purpose of the Purchase Plan is to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward eligible employees. It is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

              Shares Subject to Purchase Plan.    A total of                shares of our common stock are initially authorized and reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on April 1 of each year beginning in 2006 and continuing through 2014 equal to the smallest of (1) one percent of our then outstanding shares of common stock on the immediately preceding March 1, (2)                 shares or (3) a number of shares as our Board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

              Administration.    Our Board of Directors or a committee of the Board will serve as administrator of the Purchase Plan. The administrator has the authority to construe and interpret the terms of the Purchase Plan and the purchase rights granted under it, to determine eligibility to participate, and to establish policies and procedures for administration of the plan.

              Eligibility.    Our employees and employees of any parent or subsidiary corporation designated by the administrator are eligible to participate in the Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (1) the employee immediately after grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (2) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

              Offering Periods.    The Purchase Plan is implemented through a series of sequential offering periods, generally six months in duration beginning on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the effective date of the Purchase Plan and will end on April 30, 2005. The administrator is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

              Participation.    Eligible employees who enroll in the Purchase Plan may elect to have up to 15% of their eligible compensation withheld and accumulated for the purchase of shares at the end of each offering period in which they participate. However, all eligible employees will be automatically enrolled in the Purchase Plan's initial offering period and may only purchase shares by delivering an exercise notice and payment of the applicable purchase price prior to the initial purchase date, provided that participants may elect to begin payroll deductions under the Purchase Plan after the effective date of a Form S-8 registration statement registering the shares reserved for issuance under the Purchase Plan. Participants may voluntarily withdraw from the Purchase

              Plan at any time during an offering period and receive a refund, without interest, of all amount withheld from compensation not previously applied to purchase shares. Participation ends automatically upon termination of employment.

              Purchase of Shares.    Amounts accumulated for each participant are used to purchase shares of our common stock at the end of each offering period at a price generally equal to 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the offering period. Prior to commencement of an offering period, the administrator is authorized to reduce, but not increase, this purchase price discount for that offering period, or, under circumstances described in the Purchase Plan, during that offering period. The maximum number of shares a participant may purchase in any six-month offering period is the lesser of [                ] shares or a number of shares determined by dividing $12,500 by the fair market value of a share of our common stock at the beginning of the offering period. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

              Change in Control.    In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

              Amendment and Termination.    The Purchase Plan will continue in effect until terminated by the administrator. The administrator may amend, suspend or terminate the Purchase Plan at any time, provided that unless stockholder approval is obtained within 12 months of such amendment, the plan cannot be amended to increase the number of shares authorized or change the definition of the corporations that may be designated by the administrator for participation in the plan. Amendment, suspension or termination of the Purchase Plan may not adversely affect any purchase rights previously granted without the consent of the participant, unless such amendment, suspension or termination is necessary to qualify the plan under Section 423 of the Internal Revenue Code or to comply with applicable law, or is effected after a determination by the administrator that continuation of the plan or an offering period would result in unfavorable accounting consequences to us as a result of a change, after the plan's effective date, in the generally accepted accounting principles applicable to the Purchase Plan.

Simplified Employee Pension Plan

              We have adopted a Simplified Employee Pension Plan which is intended to satisfy the requirements under Section 408 of the Internal Revenue Code of 1986, as amended. Under the terms of this plan, we may, but are not required, to make discretionary contributions to each participant's individual retirement account. Contributions to the plan are generally deductible by us when made, and are not taxable to participants until distributed. Pursuant to the plan, participants may direct the trustees to invest their individual retirement accounts.

Indemnification of Directors and Executive Officers and Limitation of Liability

              As permitted by the Delaware General Corporation Law, upon our reincorporation in Delaware, we will adopt a provision in our certificate of incorporation which provides that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director, except liability for:

  •
  a breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  an act related to an unlawful stock repurchase or redemptions or payments of dividends; or

  •
  transactions from which the director derived an improper personal benefit.

              These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation will also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

              As permitted by the Delaware General Corporation Law, our bylaws will provide that:

  •
  we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

  •
  we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in the bylaws are not exclusive.

              If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation will not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our amended and restated certificate of incorporation will not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

              We intend to enter into separate indemnification agreements with each of our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. We believe that these agreements and these provisions in our bylaws and certificate of incorporation are necessary to attract and retain qualified persons as officers and directors. We also intend to maintain directors' and officers' liability insurance.

              At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Distribution Agreement with HolyStone Enterprises Co., Ltd.

              Jing Rong Tang, one of our directors, is the chief executive officer of HolyStone Enterprises Co., Ltd., which is a holder of more than 5% of our stock. In July 1997, we entered into a distribution agreement with HolyStone. The agreement is renewable without notice and either party may terminate the agreement upon 30 days written notice. Under the terms of the agreement, HolyStone serves as an independent contractor and has a non-exclusive right to distribute our products in Taiwan. Under the terms of the agreement, HolyStone is obligated to pay us for our products 30 days after the date of invoice from us. The agreement provides that HolyStone may not distribute products that are competitive with our products, and we have the right to determine which products are competitive. We maintain the right to sell our products in Taiwan and are not obligated to accept HolyStone's orders. HolyStone has the right to use our trademarks and tradenames in connection with sales and advertising of our products.

              Our sales to HolyStone were valued at approximately $678,000 in the nine months ended December 31, 2003, $324,000 in fiscal 2003, $270,000 in fiscal 2002 and $2.3 million in fiscal 2001.

Other Transactions

              For information regarding the grant of stock options to directors and executive officers, please see "Management—Director Compensation" and "Management—Executive Compensation."

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of the common stock offered hereby, by:

  •
  each stockholder who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

              Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. Unless otherwise indicated in the footnotes to the table and subject to the applicable community property laws, based on information provided by the person named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days following March 31, 2004. The percentage of beneficial ownership is based, before the offering, on 21,189,718 shares of common stock outstanding, as of March 31, 2004, assuming the automatic conversion of all of our outstanding preferred stock, which will occur upon the completion of this offering. The percentage ownership after the offering is based on            shares of our common stock outstanding after the offering, assuming no exercise of the underwriters' overallotment option.

              The address for those individuals and entities not otherwise indicated is 2360 Owen Street, Santa Clara, California 95054.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Beneficial Owner			Shares Being Offered
	Number	Percent		Number	Percent
Principal and Selling Stockholders:
Ching-Ho Cheng	2,042,106	9.6%
Ameroc. Corporation(1)	1,785,000	8.4
HolyStone Enterprises Co. Ltd.(1)(2)	1,400,000	6.6
Hsin-Yi Yang	1,045,000	4.9
Koowin Co., Ltd.(1)	775,000	3.7
WestTech Electronics(1)	595,000	2.8
Monet Capital Fund(3)	563,334	2.7
Directors and Named Executive Officers:
Jing Rong Tang(4)	2,410,000	11.3	—
Lee-Lean Shu(5)	1,986,082	9.3	—
Hsiang-Wen Chen(6)	1,681,042	7.9	—
Robert Yau(7)	1,207,709	5.7	—
Didier Lasserre(8)	203,438	*	—

David Chapman(9)	137,813	*	—
Douglas Schirle(10)	122,500	*	—
Ruey L. Lu	—	—	—
All executive officers and directors as a group (8 persons)	7,748,584	35.7	—

*
Less than 1.0%

(1)
The mailing address for this entity is 1FL, NO 62, Sec 2, Huang Shan Road., Taipei, Taiwan R.O.C.

(2)
Jing Rong Tang, one of our directors, is Chief Executive Officer of HolyStone Enterprises Co., Ltd. Mr. Tang disclaims beneficial ownership of the shares held by HolyStone Enterprises Co, Ltd. except to his pecuniary interest therein.

(3)
Includes 200,000 shares held by Monet Capital Fund S, LP, and 363,334 shares held by Monet Capital Fund 1, LP. Hsiang-Wen Chen, one of our directors, is Managing Director of Monet Capital, LLC. Dr. Chen disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in these funds. The address of Monet Capital Fund is 1762 Technology Dr., Suite 128, San Jose, CA 95110.

(4)
Includes 1,400,000 shares held by HolyStone Enterprises Co., Ltd., of which Jing Rong Tang is Chief Executive Officer. Mr. Tang disclaims beneficial ownership of the shares held by HolyStone Enterprises Co., Ltd. except to his pecuniary interest therein.

(5)
Includes 123,750 shares issuable upon exercise of options that are exercisable within 60 days following March 31, 2004. Includes 13,600 shares held by Mr. Shu's children. Also includes 102,800 shares held by Mr. Shu's spouse, and 63,515 on exercise of options held by his spouse that are exercisable within 60 days of March 31, 2004.

(6)
Includes 200,000 shares held by Monet Capital Fund S, LP, 363,334 shares held by Monet Capital Fund 1, LP, and 363,333 shares held by TEFA Capital, Inc. Dr. Chen is managing director of Monet Capital, LLC and has an equity interest in TEFA Capital, Inc. Dr. Chen disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in these funds.

(7)
Includes 61,876 shares issuable upon exercise of options that are exercisable within 60 days following March 31, 2004.

(8)
Includes 17,813 shares issuable upon exercise of options that are exercisable within 60 days following March 31, 2004.

(9)
Includes 137,813 shares issuable upon exercise of options that are exercisable within 60 days following March 31, 2004.

(10)
Includes 97,500 shares issuable upon exercise of options that are exercisable within 60 days following March 31, 2004.

DESCRIPTION OF CAPITAL STOCK

              Upon the completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

              The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

Common Stock

              As of March 31, 2004, there were 21,189,718 shares of our common stock outstanding held of record by approximately 129 stockholders, assuming the conversion of our outstanding redeemable convertible preferred stock into common stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

              Immediately prior to the completion of this offering, all outstanding shares of our outstanding redeemable preferred stock will be converted into an aggregate of 15,120,168 shares of common stock provided that the aggregate offering price of the shares offered in this offering equals or exceeds $10,000,000 and the price per share in this offering equals or exceeds $8.00 per share before deduction of the underwriters' discounts and commissions. Following the completion of the offering, 5,000,000 shares of undesignated preferred stock will be authorized for issuance. Our Board of Directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

              None of our stockholders has any registration rights.

Antitakeover Provisions

Delaware Law

              We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

  •
  prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

              Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

  •
  the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

              Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

  •
  no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

  •
  the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

  •
  our Board of Directors will be expressly authorized to make, alter or repeal our bylaws;

  •
  stockholders may not call special meetings of the stockholders or fill vacancies on the Board of Directors;

  •
  our Board of Directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

  •
  our Board of Directors will be authorized to issue preferred stock without stockholder approval;

  •
  directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

  •
  we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

              These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Transfer Agent and Registrar

              The transfer agent and registrar for the common stock is EquiServe, LP.

Nasdaq National Market Listing

              We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol "GSIT."

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock.

              Upon completion of this offering, we will have outstanding                        shares of common stock, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options to purchase common stock after March 31, 2004. Of these shares, the                        shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

              The remaining    shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these shares for sale, could adversely affect the trading price of our common stock.

              Holders of approximately                        of these restricted securities, including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any common stock without the prior consent of Merrill Lynch & Co. for a period of 180 days from the date of this prospectus.

              The number of restricted securities that will be available for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, will be as follows:

  •
  approximately                        shares will be eligible for immediate sale as of the date of this prospectus; and

  •
  approximately                        additional shares will be eligible for sale beginning 180 days after the date of this prospectus upon expiration of the lock-up agreements described above.

              Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

              As of March 31, 2004, options to purchase an aggregate of 3,511,263 shares of common stock were outstanding under our stock option plans. We intend to file registration statements on Form S-8 under the Securities Act approximately 90 days after the date of this prospectus to register an aggregate of                        shares of common stock issued or reserved for issuance under its stock option plans and employee stock purchase plan. Shares of common stock issued under the foregoing plans, after the filing of related registration statements, will be freely tradable in the public market, subject in the case of the holders to the Rule 144 limitations applicable to our affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by us.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Needham & Company, Inc., Friedman, Billings, Ramsey & Co.,  Inc. and C.E. Unterberg, Towbin LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares listed opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Needham & Company, Inc.
Friedman, Billings, Ramsey & Co., Inc.
C.E. Unterberg, Towbin LLC

Total

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                  per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to GSI Technology, Inc.	$	$	$
Proceeds, before expenses, to Selling Stockholders	$	$	$

              The total expenses of the offering, not including the underwriting discount, are estimated at $     million and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to            additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and the selling stockholders, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  otherwise dispose of or transfer any common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

              We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "GSIT."

              Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenues;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

LEGAL MATTERS

              The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

              The financial statements as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT GSI TECHNOLOGY

              We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

              You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's Public Reference Room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

GSI TECHNOLOGY, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors

To the Board of Directors and Stockholders
of GSI Technology, Inc. (formerly Giga Semiconductor, Inc.)

              The reincorporation in Delaware described in Note 13 to the financial statements has not been consummated at April 12, 2004. When the reincorporation in Delaware has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of GSI Technology, Inc. (formerly Giga Semiconductor, Inc.) at March 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  San Jose, California
  May 23, 2003, except as to Note 13, which is as of                , 2004"

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 12, 2004

GSI TECHNOLOGY, INC.

BALANCE SHEETS

(In thousands, except share amounts)

	March 31,
	2002	2003
ASSETS
Cash and cash equivalents	$9,334	$6,150
Restricted cash	1,143	1,143
Accounts receivable, net	2,388	2,541
Inventories	12,765	7,581
Prepaid expenses and other current assets	2,240	3,379
Deferred tax assets	2,490	—

Total current assets	30,360	20,794
Property and equipment, net	2,067	2,939
Other assets	77	70

Total assets	$32,504	$23,803

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Accounts payable	$2,608	$957
Accrued expenses and other liabilities	1,073	700
Deferred revenue	1,783	1,443

Total current liabilities	5,464	3,100

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock Authorized: 20,000,000 shares Issued and outstanding: 15,120,168 shares Liquidation preference: $9,007	9,007	9,007

Stockholders' equity:
Preferred stock: $0.001 par value Authorized: 5,000,000 shares Issued and outstanding: none	—	—
Common Stock: $0.001 par value Authorized: 30,000,000 shares Issued and outstanding: 4,995,875 and 5,630,125 shares	5	6
Additional paid-in capital	5,845	5,830
Deferred stock-based compensation	(1,646)	(531)
Retained earnings	13,829	6,391

Total stockholders' equity	18,033	11,696

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$32,504	$23,803

The accompanying notes are an integral part of these financial statements.

GSI TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended March 31,
	2001	2002	2003
Net revenues	$73,653	$24,826	$20,981
Cost of revenues	42,424	19,133	18,477

Gross profit	31,229	5,693	2,504

Operating expenses:
Research and development	5,097	4,848	6,206
Selling, general and administrative	7,377	4,883	4,500

Total operating expenses	12,474	9,731	10,706

Income (loss) from operations	18,755	(4,038)	(8,202)
Interest income, net	596	685	139
Other income (expense), net	(36)	94	5

Income (loss) before income taxes	19,315	(3,259)	(8,058)
Provision for (benefit from) income taxes	7,987	(1,190)	(620)

Net income (loss)	$11,328	$(2,069)	$(7,438)

Basic net income (loss) per share	$2.73	$(0.44)	$(1.39)

Diluted net income (loss) per share	$0.53	$(0.44)	$(1.39)

Weighted-average number of shares used in basic net income (loss) per share calculation	4,157	4,713	5,334

Weighted-average number of shares used in diluted net income (loss) per share calculation	21,452	4,713	5,334

Pro forma basic and diluted net loss per share			$(0.36)

Weighted-average number of shares used in pro forma basic and diluted net loss per share calculation			20,454

The accompanying notes are an integral part of these financial statements.

GSI TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock
			Additional Paid-in Capital	Deferred Stock-Based Compensation	Retained Earnings	Total Stockholders' Equity
	Shares	Amount
Balance, March 31, 2000	4,072,125	$4	$5,095	$(3,803)	$4,570	$5,866
Issuance of Common Stock upon exercise of stock options	631,950	1	43	—	—	44
Deferred stock-based compensation	—	—	678	(678)	—	—
Amortization of deferred stock-based compensation	—	—	—	1,445	—	1,445
Common Stock repurchased	(120,000)	—	(20)	—	—	(20)
Net income and comprehensive income	—	—	—	—	11,328	11,328

Balance, March 31, 2001	4,584,075	5	5,796	(3,036)	15,898	18,663
Issuance of Common Stock upon exercise of stock options	411,800	—	55	—	—	55
Deferred stock-based compensation	—	—	(6)	6	—	—
Amortization of deferred stock-based compensation	—	—	—	1,384	—	1,384
Net loss and comprehensive loss	—	—	—	—	(2,069)	(2,069)

Balance, March 31, 2002	4,995,875	5	5,845	(1,646)	13,829	18,033
Issuance of Common Stock upon exercise of stock options	626,250	1	75	—	—	76
Issuance of Common Stock to consultant for services	8,000	—	30	—	—	30
Deferred stock-based compensation	—	—	(120)	120	—	—
Amortization of deferred stock-based compensation	—	—	—	995	—	995
Net loss and comprehensive loss	—	—	—	—	(7,438)	(7,438)

Balance, March 31, 2003	5,630,125	$6	$5,830	$(531)	$6,391	$11,696

The accompanying notes are an integral part of these financial statements.

GSI TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended March 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$11,328	$(2,069)	$(7,438)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Provision for doubtful accounts and returns	48	114	(241)
Provision for excess and obsolete inventories	434	3,895	—
Depreciation and amortization	569	835	1,080
Amortization of deferred stock-based compensation	1,445	1,384	995
Compensation expense for common stock issued to consultant for services	—	—	30
Deferred income taxes	(904)	(440)	2,490
Changes in assets and liabilities:
Accounts receivable	224	6,166	88
Inventory	(16,074)	6,923	5,184
Prepaid expenses and other assets	(1,476)	162	(1,132)
Accounts payable	10,707	(11,648)	(1,651)
Accrued expenses and other liabilities	221	(2,850)	(373)
Deferred revenue	2,302	(2,283)	(340)

Net cash (used in) provided by operating activities	8,824	189	(1,308)

Cash flows from investing activities:
Decrease (increase) in restricted cash	(153)	10	—
Purchases of property and equipment	(2,118)	(398)	(1,952)

Net cash used in investing activities	(2,271)	(388)	(1,952)

Cash flows from financing activities:
Proceeds from issuance of Common Stock	44	55	76
Proceeds from issuance of Redeemable Convertible Preferred Stock	456	—	—
Common Stock repurchased	(20)	—	—

Net cash provided by financing activities	480	55	76

Net increase (decrease) in cash and cash equivalents	7,033	(144)	(3,184)
Cash and cash equivalents at beginning of the year	2,445	9,478	9,334

Cash and cash equivalents at end of the year	$9,478	$9,334	$6,150

Supplemental cash flow information:
Cash paid for income taxes	$8,985	$1,719	$67

Cash paid for interest	$17	$20	$8

The accompanying notes are an integral part of these financial statements.

GSI TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Company

              GSI Technology, Inc., formerly Giga Semiconductor, Inc., (the "Company") was incorporated in California in March 1995. The Company designs, develops and markets high performance SRAM, or static random access memory, integrated circuits for the networking and telecommunications infrastructure markets. Within the SRAM market, the Company focuses on higher speed integrated circuits that require less than 5 nanoseconds to retrieve data from memory. The Company provides a broad range of SRAM solutions that target high performance equipment, such as routers, switches, wireless local area network infrastructure equipment, wireless base stations and networking access equipment.

              The level of operations of the Company is dependent on the supply of wafers it is able to procure from foundries. The testing, assembly and packaging activity is carried out by subcontractors primarily based in Taiwan.

    Use of estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

    Risk and uncertainties

              The Company buys all of its wafers, an integral component of its products, from outside suppliers and is dependent on third party subcontractors to assemble and test products. During the years ended March 31, 2001, 2002 and 2003, all of the Company's wafers were supplied by two foundries. If these suppliers fail to satisfy the Company's requirements on a timely basis at competitive prices the Company could suffer manufacturing delays, a possible loss of revenues, or higher cost of revenues any of which could severely adversely affect operating results.

              A majority of the Company's revenues come from sales to customers in the networking and telecommunication industries. A decline in demand in these industries could have a material adverse affect on the Company's operating results and financial condition.

              Because much of the manufacturing and testing of the Company's products is conducted in Taiwan, its business performance may be affected by changes in Taiwan's political, social and economic environment. For example, any political instability resulting from the relationship among the United States, Taiwan and the People's Republic of China could damage the Company's business. Moreover, the role of the Taiwanese government in the Taiwanese economy is significant. Taiwanese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates, taxes and other matters could change, resulting in greater restrictions on the Company's and its suppliers' ability to do business and operate facilities in Taiwan. If any of these risks were to occur, the Company's business could be harmed.

              The Company's corporate headquarters are located in California near major earthquake faults. In addition, some of the Company's suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near the Company's headquarters or its suppliers the Company's business could be harmed.

    Revenue recognition

              The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Under these criteria, revenue from the sale of products is recognized upon shipment according to the Company's shipping terms, net of accruals for estimated sales returns and allowances based on historical experience. Sales to distributors are made under agreements allowing for returns or credits under certain circumstances. The Company defers recognition of revenue on sales to distributors until products are resold by the distributor.

    Cash and cash equivalents

              Cash and cash equivalents include cash in demand accounts and highly liquid investments purchased with an original maturity of three months or less. Cash equivalents consist of money-market funds, stated at cost, which approximates their fair market value.

    Restricted cash

              At March 31, 2002 and 2003, restricted cash consists of certificates of deposit totaling $1,000,000 held with a financial institution as collateral for the Company's line of credit, and $143,000 held with a Taiwan financial institution as security for any possible default of payment by the Company to its major supplier of wafers.

    Concentration of credit risk

              Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash primarily in checking, certificate of deposit, and money market accounts with reputable financial institutions. The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S. and Asia. The Company performs ongoing credit evaluation of its customer's financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The Company's write offs of accounts receivable were $21,000, $31,000, and $149,000 for the years ended March 31, 2001, 2002 and 2003, respectively.

              In fiscal 2001, 2002 and 2003, sales to the Company's top 10 customers accounted for approximately 80%, 74% and 81% of net revenues, respectively. At March 31, 2001, two customers accounted for 10% and 31% of the total accounts receivable, and for the year then ended, two customers accounted for 13% and 25% of net revenues. At March 31, 2002, three customers accounted for 20%, 14% and 11% of accounts receivable, and for the year then ended, two customers accounted for 19% and 12% of net revenues. At March 31, 2003, three customers accounted for 17%, 15%, and 10% of accounts receivable, and for the year then ended, four customers accounted for 21%, 13%, 10%, and 10% of net revenues.

    Inventories

              Inventories are stated at the lower of cost or market, cost being determined on a weighted average basis. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are established for excess inventory generally based on inventory levels in excess of 12 months of demand, as judged by management, for each specific product.

    Property and equipment, net

              Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as presented below:

Software	3 years
Hardware and equipment	5 years
Furniture and fixtures	7 years

              Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term of the respective assets, if shorter than the expected useful life. Gains or losses on disposals of property and equipment are recorded as part of other income (expense). Costs of repairs and maintenance are typically included as part of operating expenses unless they are incurred in relation to major improvements to existing property and equipment, at which time they are capitalized.

    Long-lived assets

              Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between net book value of the assets and their estimated fair values. There have been no recoverability issues for the years ended March 31, 2001, 2002 and 2003.

    Income taxes

              The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

    Advertising expense

              Advertising costs are charged to expense in the period incurred. Advertising expense was $18,000, $79,000 and $70,000 for the years ended March 31, 2001, 2002 and 2003, respectively.

    Accounting for stock-based compensation

              The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's shares and the exercise price of the option.

              Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS 123 and amended by SFAS 148, the Company's net income would have been decreased, or its net loss increased, to the pro forma amounts indicated below (in thousands, except per share amounts):

		Year Ended March 31,
		2001	2002	2003
Net income (loss), as reported		$11,328	$(2,069)	$(7,438)
Add:	Stock-based employee compensation expense included in reported net loss, net of related tax effects	1,445	1,384	995
Deduct:	Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,931)	(2,381)	(2,113)

Pro forma net income (loss)		$10,842	$(3,066)	$(8,556)

Basic net income (loss) per share, as reported		$2.73	$(0.44)	$(1.39)

Diluted net income (loss) per share, as reported		$0.53	$(0.44)	$(1.39)

Pro forma basic net income (loss) per share		$2.61	$(0.65)	$(1.60)

Pro forma diluted net income (loss) per share		$0.51	$(0.65)	$(1.60)

              For the purposes of the pro forma disclosures, the Company calculated the fair value of each option grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	Year Ended March 31,
	2001	2002	2003
Risk-free interest rate	6.16%	4.56%	3.82%
Expected life	5.13 years	5.02 years	4.45 years
Volatility	75%	80%	85%
Dividend yield	0%	0%	0%

              The weighted average fair value of options granted during the year ended March 31, 2001, 2002 and 2003 was $2.96, $3.63 and $2.70, respectively.

Net income (loss) per share

              Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted income per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common stock. Potential common stock, computed using the treasury stock method or the if-converted method, includes options, redeemable convertible preferred stock and unvested shares subject to repurchase.

              The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per share (in thousands, except per share amounts).

		Year Ended March 31,
		2001	2002	2003
Numerator:
Net income (loss)		$11,328	$(2,069)	$(7,438)
Denominator:
Weighted-average common shares outstanding		4,609	4,953	5,454
Less:	Unvested common shares subject to repurchase	(452)	(240)	(120)

Total shares, basic		4,157	4,713	5,334

Effect of dilutive securities:
Add:	Redeemable convertible preferred stock, using if-converted method	15,089	—	—
	Stock options, using treasury stock method	1,754	—	—
	Unvested shares subject to repurchase	452	—	—

Total shares, diluted		21,452	4,713	5,334

Basic net income (loss) per share		$2.73	$(0.44)	$(1.39)

Diluted net income (loss) per share		$0.53	$(0.44)	$(1.39)

              For the years ended March 31, 2002 and 2003, common stock equivalents of approximately 17.3 million and 16.7 million shares, respectively, related to outstanding redeemable convertible preferred stock, stock options and unvested shares subject to repurchase, were excluded from the computation of diluted loss per share as a result of their antidilutive effect. While these common stock equivalents are currently antidilutive, they could be dilutive in the future. No shares were antidilutive for the year ended March 31, 2001.

Pro forma net (loss) per share

              Upon the closing of the planned initial public offering, each of the outstanding shares of redeemable convertible preferred stock will convert into shares of common stock. The weighted average number of shares used in the pro forma basic and diluted net loss per share calculation for the year ended March 31, 2003 was computed as 5,454,000 weighted average common shares outstanding less 120,000 unvested common shares subject to repurchase plus 15,120,000 shares of common stock equivalents from conversion of the preferred stock.

    Comprehensive income

              The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the years ended March 31, 2001, 2002 and 2003, there were no components of other comprehensive income.

    Recent accounting pronouncements

              In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of this standard will not have a material impact on its financial statements.

              In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for annual financial statements ending after December 15, 2002. Significant guarantees that the Company has entered into are disclosed in Note 6 Commitments and Contingencies.

              In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The Company has adopted the disclosure requirements of SFAS 148 as of March 31, 2003.

              Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the financial statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. The Company has not invested in any variable interest entities prior to or after January 31, 2003 and as such, there is no impact to the financial statements expected.

              In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances)

financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For mandatorily redeemable financial instruments of a nonpublic entity, this Statement is effective for existing or new contracts for fiscal periods beginning after December 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has not completed the process of evaluating the impact on its financial statements that will result from adopting this standard.

NOTE 2—BALANCE SHEET DETAIL (In thousands)

	March 31,
	2002	2003
Accounts receivable, net:
Accounts receivable	$3,065	$2,977
Less: Allowance for doubtful accounts	(240)	(209)
Reserve for sales returns and other allowances	(437)	(227)

	$2,388	$2,541

Inventories:
Finished goods	$895	$803
Work-in-progress	10,808	5,901
Inventory at distributors	1,062	877

	$12,765	$7,581

Prepaid expenses and other current assets:
Income tax receivable	$52	$2,189
Prepaid tooling and masks	901	456
Prepaid anti-dumping duty	792	—
Receivable from subcontractor	—	394
Other prepaid expenses	495	340

	$2,240	$3,379

Property and equipment, net:
Computer and other equipment	$2,342	$4,257
Software	1,171	1,194
Furniture and fixtures	334	336
Leasehold improvements	153	157

	4,000	5,944
Less: Accumulated depreciation and amortization	(1,933)	(3,005)

	$2,067	$2,939

	March 31,
	2002	2003
Accrued expenses and other liabilities:
Accrued compensation	$173	$136
Accrued professional fees	232	201
Accrued commissions	248	163
Accrued royalties	200	27
Other accrued expenses	220	173

	$1,073	$700

NOTE 3—RELATED PARTY TRANSACTIONS

              Together, HolyStone Enterprises Co. Ltd., its subsidiaries, and its Chief Executive Officer, who is also a director of the Company, hold approximately 37% of the outstanding shares of Series A Redeemable Convertible Preferred Stock, 38% of the outstanding shares of Series B Redeemable Convertible Preferred Stock and 18% of the outstanding shares of Series D Redeemable Convertible Preferred Stock as of March 31, 2002 and 2003. The Company has made sales of $2,322,000, $273,000 and $324,000 to HolyStone Enterprises Co. Ltd. during the years ended March 31, 2001, 2002 and 2003, respectively.

              The Company has a receivable balance of $95,000 and $83,000 from HolyStone Enterprises Co. Ltd. at March 31, 2002 and 2003, respectively.

              One of the Company's former directors is also a director of Chantek Electronic Co. Ltd. During the year ended March 31, 2001, the Company acquired services in the amount of $150,000 from Chantek Electronic Co. Ltd. During the years ended March 31, 2002 and 2003, the Company did not acquire any services from Chantek Electronic Co. Ltd.

NOTE 4—INCOME TAXES

              The income tax expense (benefit) consists of the following (in thousands):

	Year Ended March 31,
	2001	2002	2003
Current:
U.S. federal	$7,698	$(690)	$(2,740)
State	1,193	(60)	(370)

	8,891	(750)	(3,110)

Deferred:
U.S. federal	(872)	(169)	2,062
State	(32)	(271)	428

	(904)	(440)	2,490

	$7,987	$(1,190)	$(620)

              The income tax expense (benefit) differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate to pre-tax income as follows (in thousands):

	Year Ended March 31,
	2001	2002	2003
U.S. Federal taxes at statutory rate	$6,760	$(1,108)	$(2,740)
State taxes, net of federal benefit	724	(121)	(307)
Stock-based compensation	559	471	338
Tax credits	(138)	(472)	(78)
Valuation allowance	—	—	2,480
Other	82	40	(313)

	$7,987	$(1,190)	$(620)

              Deferred tax assets and liabilities consist of the following (in thousands):

	March 31,
	2002	2003
Deferred tax assets:
Deferred revenue	$271	$216
Tax credits	472	805
Net operating losses	—	164
Other reserves and accruals	1,879	1,717

	2,622	2,902
Deferred tax liabilities:
Property and equipment	(132)	(422)

Net deferred tax assets	2,490	2,480
Valuation allowance	—	(2,480)

	$2,490	$—

              The Company's federal and state research tax credit carryforwards for income tax purposes are approximately $253,000 and $451,000, respectively, as of March 31, 2003. As of March 31, 2003, if not utilized, the federal tax credit carryforwards will begin to expire in 2023. The Company also has approximately $101,000 in Manufacturer's Investment Credit carryforwards as of March 31, 2003. State credits carryforward indefinitely.

              The internal revenue code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a Company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

              Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology and the lack of carryback capacity to realize deferred tax assets. Based on the currently available evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company's deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

NOTE 5—BORROWINGS

              At March 31, 2003, the Company had a line of credit with Chiao Tung Bank, which expired on May 9, 2003. The line of credit has subsequently been renewed until May 9, 2004. The line of credit provides for borrowings of up to $4,000,000 which are collateralized by a certificate of deposit of $1,000,000, certain accounts receivable balances and finished goods inventory. Borrowing is limited to $1,000,000 plus 70% of eligible United States accounts receivable balances and 35% of finished goods inventory with a sublimit of $500,000 for inventory. The terms of the line of credit include various covenants, the more restrictive of which requires the Company to maintain a working capital ratio of not less than 1.5 to 1, a tangible net worth, including redeemable convertible preferred stock, of not less than $15,000,000 and a debt to net worth ratio of less than 2 to 1.

              The first $1,000,000 of borrowings bear interest at the bank's reference rate (4.25% at March 31, 2003). Borrowings in excess of $1.0 million bear interest at the bank's reference rate plus 1.00%. No amounts were outstanding under the line of credit at March 31, 2002 or 2003.

NOTE 6—COMMITMENTS AND CONTINGENCIES

    Operating leases

              The Company leases office space and equipment under noncancelable operating leases with various expiration dates through June 2005. Rent expense for the years ended March 31, 2001, 2002 and 2003 was $429,000, $537,000 and $567,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

              Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Year Ending March 31,	Operating Leases
2004	$460
2005	422
2006	100

$982

    Royalty obligation

              The company has license agreements to pay royalties on sale of products using the licensed technology through fiscal year 2007. Royalty expense for the years ended March 31, 2001, 2002 and 2003 was nil, $200,000 and $114,000, respectively.

    Indemnification obligations

              The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold and certain intellectual property rights. In each of these circumstances, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claims. Further, the Company's obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements.

              It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements did not have a material effect on its business, financial condition, cash flows or results of operations. The Company believes that if it were to incur a loss in any of these matters, such loss should not have a material effect on its business, financial condition, cash flows or results of operations.

    Product warranties

              The Company estimates its warranty costs based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. These costs are included in cost of revenues when incurred and were not significant for the years ended March 31, 2001, 2002 and 2003.

NOTE 7—REDEEMABLE CONVERTIBLE PREFERRED STOCK

              Redeemable convertible preferred stock at March 31, 2002 and 2003 consisted of the following (in thousands, except share data):

	Shares Designated, Issued and Outstanding	Liquidation Amount
Series A	4,350,000	$870
Series B	7,260,000	2,722
Series C	253,500	254
Series D	3,136,668	4,705
Series E	120,000	456

	15,120,168	$9,007

    Exchange of Common Stock for Redeemable Convertible Preferred Stock

              In February 2000, based upon stockholders' approval, the Company exchanged 10,650,168 shares of Common Stock for 7,260,000 shares of Series B Preferred Stock, 253,500 shares of Series C Preferred Stock and 3,136,668 shares of Series D Preferred Stock.

              The holders of Redeemable Convertible Preferred Stock have various rights and preferences as follows:

    Voting

              The holders of any series of Redeemable Convertible Preferred Stock will have the same voting rights as a holder of the Common Stock.

              In every vote for the election of directors, each holder of shares of Redeemable Convertible Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Redeemable Convertible Preferred Stock could be converted pursuant to conversion at the record date for the determination of the stockholders entitled to vote in the election or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

    Dividends

              Holders of Series A, B, C, D and E Redeemable Convertible Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.02, $0.0375, $0.10, $0.15 and $0.38 per share, respectively, when and if declared by the Board of Directors. No dividends on Redeemable Convertible Preferred Stock or Common Stock have been declared by the Board of Directors from inception through March 31, 2003.

    Liquidation

              In the event of a liquidation, dissolution or winding up of the Company, including a merger or consolidation in which its stockholders do not retain a majority of the voting power in the surviving corporation, or a sale of substantially all assets, the funds and assets of the Company shall be legally distributed to the Redeemable Convertible Preferred Stockholders of Series A, B, C, D and E in an

amount per share equal to the original price of such series which is $0.20, $0.375, $1.00, $1.50 and $3.80, respectively, plus all declared but unpaid dividends of such share of such series of Redeemable Convertible Preferred Stock. Then, prior and in preference to any further distribution to the Redeemable Convertible Preferred Stockholders, each Common Stockholder shall be entitled to receive a maximum of $0.02 per share for each share of Common Stock then held. In addition to the above, holders of Series A, B, C, D and E Redeemable Convertible Preferred Stock shall receive any available funds and assets remaining after payment, or distribution or setting aside, to the holders of Redeemable Convertible Preferred Stock and Common Stock of their full preferential amounts. Such remaining available funds and assets shall be distributed among the holders of the Common Stock and the Redeemable Convertible Preferred Stock in proportion to the shares of Common Stock held by them and the shares of Common Stock which they then have the right to acquire upon conversion of shares of Redeemable Convertible Preferred Stock then held by them.

              Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed among the then outstanding holders of Series A, B, C, D and E Redeemable Convertible Preferred Stock, on a equal priority and pari passu basis according to their liquidation preferences.

    Conversion

              Each Share of Series A, B, C, D and E Redeemable Convertible Preferred Stock shall be convertible, at the option of the holder, according to a conversion ratio of 1 to 1, subject to adjustment for dilution, into the Company's Common Stock. Each share of Series A, B, C, D and E Redeemable Convertible Preferred Stock automatically converts into fully paid nonassessable shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933 covering the offer and sale of common stock for the account of the Company, other than a registration relating solely to a transaction under Rule 145 under the Act or to an employee benefit plan of the Company, in which the aggregate public offering price (before deduction of underwriters discounts and commission) equals or exceeds $10,000,000 and the public offering price per share of which equals or exceeds $8.00 per share before deduction of underwriters' discounts and commissions.

NOTE 8—COMMON STOCK

              The Company's Articles of Incorporation, as amended, authorize the Company to issue 30,000,000 shares of $0.001 par value Common Stock. A portion of the shares that have been sold are subject to a right of repurchase by the Company subject to vesting. At March 31, 2003, there were 120,000 shares subject to repurchase. The Company's repurchase right will lapse with respect to these shares on December 1, 2003, provided in each case that the purchaser's continuous status as an employee is not terminated prior to the date of any such release.

NOTE 9—STOCK OPTION PLAN

              In 1997, the Company adopted the 1997 Stock Plan (the "Plan"). The Plan provides for the granting of stock options and stock purchase rights to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 8,450,000 shares of Common Stock for issuance under the Plan.

              In February 2001, the Company adopted the 2000 stock option plan (the "2000 plan"). The plan provides for the granting of stock options and stock purchase rights to employees, consultants and directors of the Company. (Options granted under the plan may be either incentive stock options or nonstatutory stock options.) Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 3,000,000 shares of Common Stock for issuance under the 2000 plan.

              In February 2001, the Company also elected to terminate the 1997 plan. The termination of the 1997 plan included the provisions that no further options shall be granted under the 1997 plan. However, the outstanding options and the shares issued upon exercise of the options granted under the 1997 Plan shall continue to be governed by the terms and conditions of the 1997 plan. All 2,748,298 shares not granted as of the adoption of the 2000 plan were cancelled.

              Options under both Plans may be granted for periods of up to ten years, however in the case of ISOs granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company, the term of the option shall be 5 years from the date of grant. The exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares as determined by the Board of Directors on the date of grant, respectively, however the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, the initial options granted to each person generally vest 25% on the first anniversary and subsequent anniversaries of the date of grant. After the initial grant of options to each individual, additional options are granted on a regular basis that vest one year after the last grant to that individual vest.

              Stock purchase rights under the Plan may be granted to employees and consultants and gives the grantee the right to purchase common stock at a certain price within a limited period of time. On exercise of a stock purchase right, the Company receives a right to repurchase the Common Stock at the original purchase price which expires over a vesting period of usually four years.

	Shares Available for Grant	Number of Options Outstanding	Exercise Price	Weighted Average Exercise Price
Balance at March 31, 2000	3,170,348	3,507,527	$0.04-2.00	$0.42
Options reserved	3,000,000	—	—	—
Granted	(934,800)	934,800	2.00-5.40	3.45
Exercised	—	(631,950)	0.04-0.15	0.07
Repurchase of restricted stock	120,000	—	0.15	0.15
Cancelled	(2,575,048)	(173,250)	0.15-3.80	1.05

Balance at March 31, 2001	2,780,500	3,637,127	0.04-0.15	1.23
Granted	(562,993)	562,993	5.40	5.40
Exercised	—	(411,800)	0.04-2.00	0.13
Cancelled	200	(207,950)	0.15-5.40	3.00

Balance at March 31, 2002	2,217,707	3,580,370	0.04-5.40	1.91
Granted	(142,600)	142,600	4.00-5.40	4.08
Exercised	—	(626,250)	0.04-2.00	0.12
Cancelled	33,375	(106,375)	0.15-5.40	2.83

Balance at March 31, 2003	2,108,482	2,990,345	$0.04-5.40	$2.36

              The options outstanding and by exercise price at March 31, 2003 are as follows:

		Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Vested and Exercisable	Weighted Average Exercise Price
$0.04	39,000	$0.04	4.49	39,000	$0.04
$0.15	1,084,725	$0.15	5.21	914,275	$0.15
$2.00	846,202	$2.00	6.88	439,688	$2.00
$3.80	74,000	$3.80	7.32	37,000	$3.80
$4.00	130,000	$4.00	9.50	—	$—
$5.40	816,418	$5.40	8.13	189,350	$5.40

	2,990,345			1,619,313

    Stock-based compensation

              The Company recorded deferred stock-based compensation due to the issuances of stock options below the fair market value at the time, which is being recognized over the vesting period of the related stock options on a straight-line basis. The Company has reversed deferred stock-based compensation of nil, $6,000 and $120,000 during the years ended March 31, 2001, 2002 and 2003, respectively, due to forfeitures resulting from termination of employment. Future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period. Unamortized deferred stock-based compensation was $1,646,000 and $531,000 at March 31, 2002 and 2003, respectively.

              The Company recognized $1,445,000, $1,384,000 and $995,000 of stock-based compensation expense for the years ended March 31, 2001, 2002 and 2003, respectively, as follows (in thousands):

	Year Ended March 31,
	2001	2002	2003
Cost of revenues	$507	$474	$299
Research and development	608	615	563
Selling, general and administrative	330	295	133

Total	$1,445	$1,384	$995

              During the year ended March 31, 2003, the Company granted 8,000 options to a consultant in exchange for services performed during that year. The Company calculated fair value of those options to be $30,000 using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 3.82%; expected life of 4.45 years; volatility of 85%; and dividend yield of 0%. Stock based compensation expense of $30,000 related to these options was recognized during the year ended March 31, 2003.

NOTE 10—SEGMENT AND GEOGRAPHIC INFORMATION

              The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). Based on its operating management and financial reporting structure, the Company has determined that it has one reportable business segment: the design, development and sale of integrated circuits.

              The following is a summary of net revenue by geographic area based on the location to which product is shipped (in thousands):

	Year Ended March 31,
	2001	2002	2003
United States	$43,506	$15,981	$10,999
China	4,246	2,114	6,848
Rest of the world	25,901	6,731	3,134

	$73,653	$24,826	$20,981

              All sales are denominated in United States dollars.

              The locations and net book value of long-lived assets are as follows (in thousands):

	March 31,
	2002	2003
United States	$1,943	$2,857
Taiwan	124	82

	$2,067	$2,939

NOTE 11—EMPLOYEE BENEFIT PLAN

              The Company provides a defined contribution retirement plan (the "Retirement Plan"), which qualifies under Section 408(k) of the Internal Revenue Code of 1996. The Retirement Plan covers essentially all United States employees. Eligible employees may make contributions to the Retirement Plan up to 15% of their annual compensation, but no greater than the annual IRS limitation for any plan year. The Plan does not provide for Company contributions.

NOTE 12—ANTI-DUMPING DUTY

              A significant percentage of the Company products are manufactured by independent wafer foundries and subcontractors located in Taiwan. In the past the Company was subject to anti-dumping proceedings in which a competitor alleged that the Company's Taiwan-manufactured products were being sold in the United States at less than their fair value. In April 1998, the United States Department of Commerce, or DOC, issued an anti-dumping order and imposed a duty of 12.1% of the value of the Company's Taiwan-manufactured products imported for sale in the United States, retroactive to October 1997. The duty was subsequently increased to 51.3% on products imported for sale between October 1998 and March 1999. The Company continued to accrue duties at the rate of 51.3% on Taiwan-manufactured products imported for sale subsequent to March 1999. These duties were recorded as a cost of revenues as products subject to the duties were sold. In August 2000, the Court of International Trade issued a ruling that our Taiwan-manufactured products do not materially injure, or threaten to injure, the U.S. industry. In January 2002, the DOC revoked its anti-dumping order, retroactive to October 1997 and the United States Customs Service ("USCS") was ordered to refund, with interest, all duties deposited under the 1998 anti-dumping order. The Company had paid an aggregate of $3,938,000 through the date of the refund order, of which $2,161,000 had been charged to cost of revenues during the period from the 1998 anti-dumping order date through March 31, 2001. The balance of the payments of $1,777,000 were reclassified to receivable from USCS on the date of the refund order. The Company received $3,542,000 of refunds during the year ended March 31, 2002, of which $2,161,000 was credited to cost of revenues, $396,000 was credited to interest income and $985,000 was credited to the receivable from USCS. The Company received $876,000 of refunds during the year ended March 31, 2003, of which $792,000 was credited to receivables and $84,000 was credited to interest income.

NOTE 13—SUBSEQUENT EVENTS

Initial public offering

              On April 7, 2004, the Company's board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

Reincorporation

              On April 7, 2004, the Company's board of directors authorized the reincorporation of the Company in Delaware. All references to per share amounts have been retroactively restated in the accompanying financial statements to give effect of reincorporation. The reincorporation will be effected prior to the date of the Company's initial public offering.

              As result of reincorporation the Company is authorized to issue 30,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

2004 Equity Incentive Plan

              On April 7, 2004, the Company's board of directors authorized the adoption of the 2004 Equity Incentive Plan (the "2004 Plan"), which will become effective after adoption and approval by the Company's stockholders. The 2004 Plan provides for the grant of stock options, stock appreciation rights, performance awards and deferred compensation awards. Options granted under the 2004 Plan may be either "incentive stock options", as defined under Section 422 of the Internal Revenue Code of 1986, or non-statutory stock options. Terms and conditions of the 2004 Plan will be finalized prior to the date of the Company's initial public offering.

2004 Employee Stock Purchase Plan

              On April 7, 2004, the Company's board of directors authorized the adoption of the 2004 Employee Stock Purchase Plan (the "Purchase Plan"), which will become effective after adoption and approval by the Company's stockholders. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986 with the purpose of providing employees with an opportunity to purchase the Company's common stock through accumulated payroll deductions. Terms and conditions of the Purchase Plan will be finalized prior to the date of the Company's initial public offering.

GSI TECHNOLOGY, INC.

GSI TECHNOLOGY, INC.

INTERIM BALANCE SHEET

(Unaudited)

(In thousands, except share amounts)

	December 31, 2003	Pro Forma Redeemable Convertible Preferred Stock and Stockholders' Equity as of December 31, 2003 (Note 1)
ASSETS
Cash and cash equivalents	$5,209
Restricted cash	1,143
Accounts receivable, net	5,559
Inventories	11,122
Prepaid expenses and other current assets	1,164

Total current assets	24,197
Property and equipment, net	2,393
Other assets	71

Total assets	$26,661

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Accounts payable	$2,878
Accrued expenses and other liabilities	2,546
Deferred revenue	1,845

Total current liabilities	7,269

Commitments and contingencies
Redeemable convertible preferred stock Authorized: 20,000,000 shares Issued and outstanding: 15,120,168 shares Liquidation preference: $9,007	9,007	$—

Stockholders' equity:
Preferred stock: $0.001 par value Authorized: 5,000,000 shares Issued and outstanding: none	—	—
Common Stock: $0.001 par value Authorized: 30,000,000 shares Issued and outstanding: 5,722,925 and 20,843,093 shares	6	21
Additional paid-in capital	6,033	15,025
Deferred stock-based compensation	(273)	(273)
Retained earnings	4,619	4,619

Total stockholders' equity	10,385	$19,392

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$26,661

The accompanying notes are an integral part of these unaudited interim financial statements.

GSI TECHNOLOGY, INC.

INTERIM STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share amounts)

	Nine Months Ended December 31,
	2002	2003
Net revenues	$16,186	$23,724
Cost of revenues	13,868	18,297

Gross profit	2,318	5,427

Operating expenses:
Research and development	4,797	4,242
Selling, general and administrative	3,390	3,092

Total operating expenses	8,187	7,334

Loss from operations	(5,869)	(1,907)
Interest income, net	106	42
Other income (expense), net	(6)	93

Loss before income taxes	(5,769)	(1,772)
Benefit from income taxes	(2,135)	—

Net loss	$(3,634)	$(1,772)

Basic and diluted net loss per share	$(0.69)	$(0.31)

Weighted-average number of shares used in basic and diluted net loss per share calculation	5,278	5,654

Pro forma basic and diluted net loss per share		$(0.09)

Weighted-average number of shares used in pro forma basic and diluted net loss per share calculation		20,774

The accompanying notes are an integral part of these unaudited interim financial statements.

GSI TECHNOLOGY, INC.

INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended December 31,
	2002	2003
Cash flows from operating activities:
Net loss	$(3,634)	$(1,772)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	(273)	83
Depreciation and amortization	796	771
Amortization of deferred stock-based compensation	774	448
Changes in operating assets and liabilities:
Accounts receivable	(1,854)	(3,101)
Inventories	2,403	(3,541)
Prepaid expenses and other assets	1,631	2,214
Accounts payable	(821)	1,921
Accrued expenses and other liabilities	(174)	1,846
Deferred revenue	(198)	402

Net used in operating activities	(1,350)	(729)

Cash flows from investing activities:
Purchases of property and equipment	(1,854)	(225)

Net cash used in investing activities	(1,854)	(225)

Cash flows from financing activities:
Proceeds from issuance of Common Stock	76	13

Net cash provided by financing activities	76	13

Net decrease in cash and cash equivalents	(3,128)	(941)
Cash and cash equivalents, beginning of the period	9,334	6,150

Cash and cash equivalents, end of the period	$6,206	$5,209

Supplemental cash flow information:
Cash paid for income taxes	$67	$5

Cash paid for interest	$8	$8

The accompanying notes are an integral part of these unaudited interim financial statements.

GSI TECHNOLOGY, INC.
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of presentation

              In the opinion of the management of the Company, the accompanying unaudited interim financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. The Company believes that the disclosures are adequate so that the information is not misleading. However, this financial data should be read in conjunction with the audited financial statements and related notes thereto included in this Prospectus.

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, although such differences are not expected to be material to the financial statements.

              Results for the interim periods presented herein are not necessarily indicative of results which may be reported for any other interim period or for the entire fiscal year.

    Unaudited interim pro forma information

              Upon closing of the planned initial public offering, each of the outstanding shares of redeemable convertible preferred stock will convert into shares of common stock. The pro forma balance sheet and the pro forma basic and diluted net income (loss) per share reflect the conversion of all of the outstanding shares of redeemable convertible preferred stock into shares of common stock. The pro forma balance sheet does not give effect to the offering proceeds.

    Accounting for stock-based compensation

              The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's shares and the exercise price of the option.

              Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS 123 and amended by SFAS 148, the Company's net loss for the nine months ended December 31, 2002 and

2003 would have been decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

		Nine Months Ended December 31,
		2002	2003
		(Unaudited)
Net loss, as reported		$(3,634)	$(1,772)
Add:	Total stock-based employee compensation expense reported in net income (loss), net of related tax effects	774	448
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,607)	(1,436)

Pro forma net loss		$(4,467)	$(2,760)

Basic and diluted net loss per share, as reported		$(0.69)	$(0.31)

Pro forma basic and diluted net loss per share		$(0.85)	$(0.49)

              The above pro forma effects on net loss may not be representative of the effects on net income (loss) for future years as option grants typically vest over several years and additional options are generally granted each year.

              The fair value of each option and stock purchase plan grant has been estimated on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine Months Ended December 31,
	2002	2003
Risk-free interest rate	3.82%	2.97%
Expected life	4.45 years	4.48 years
Volatility	85%	80%
Dividend yield	0%	0%

Stock-based compensation

              The Company recorded deferred stock-based compensation, due to the issuances of stock options at an exercise price below the fair market value of the underlying shares at the time of grant, of $193,000 for the nine months ended December 31, 2003, which is being recognized over the vesting period of the related stock options on a straight-line basis. The Company has reversed deferred stock-based compensation of $120,000 and $1,000 during the nine months ended December 31, 2002 and 2003, respectively, due to forfeitures resulting from termination of employment. Future compensation charges are subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period. Unamortized deferred stock-based compensation was $273,000 at December 31, 2003.

              The Company recognized $774,000 and $448,000 of compensation expense for the nine months ended December 31, 2002 and 2003, respectively, as follows (in thousands):

	Nine Months Ended December 31,
	2002	2003
Cost of revenues	$235	$63
Research and development	436	327
Selling, general and administrative	103	58

Total	$774	$448

Net income (loss) per share

              Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted income per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common stock. Potential common stock, computed using the treasury stock method or the if-converted method, includes options, redeemable convertible preferred stock and unvested shares subject to repurchase.

              The following table sets forth the computation of basic and diluted loss attributable to stockholders per share (in thousands, except per share amount):

	Nine Months Ended December 31,
	2002	2003
Numerator:
Net loss	$(3,634)	$(1,772)
Denominator:
Weighted-average common shares outstanding	5,398	5,654
Less: Unvested common shares subject to repurchase	(120)	—

Total shares, basic and diluted	5,278	5,654

Net loss per common share, basic and diluted	$(0.69)	$(0.31)

              For the nine months ended December 31, 2002 and 2003, common stock equivalents of approximately 16.8 million and 16.5 million shares, in relation to outstanding redeemable convertible preferred stock, stock options and unvested shares subject to repurchase, were excluded from the computation of diluted loss per share as a result of their antidilutive effect. While these common stock equivalents are currently antidilutive, they could be dilutive in the future.

Pro forma loss per share

              Upon the closing of the planned initial public offering, each of the outstanding shares of redeemable convertible preferred stock will convert into shares of common stock. The weighted average number of shares used in the pro forma basic and diluted net loss per share calculation for the nine months ended December 31, 2003 was computed as 5,654,000 weighted average common shares outstanding plus 15,120,000 shares of common stock equivalents from conversion of the preferred stock.

NOTE 2—INVENTORY

December 31, 2003
(in thousands)
Inventories:
Work-in-progress	$7,545
Finshed goods	2,669
Inventory at distributors	908

$11,122

NOTE 3—RELATED PARTY TRANSACTIONS

              Together, HolyStone Enterprises Co. Ltd., its subsidiaries, and its Chief Executive Officer, who is also a director of the Company, hold approximately 37% of the outstanding shares of Series A Redeemable Convertible Preferred Stock, 38% of the outstanding shares of Series B Redeemable Convertible Preferred Stock and 18% of the outstanding shares of Series D Redeemable Convertible Preferred Stock as of December 31, 2002 and 2003. The Company has made sales of $225,000 and $678,000 to HolyStone Enterprises Co. Ltd. during the nine months ended December 31, 2002 and 2003.

              The Company has a receivable balance of $59,000 from HolyStone Enterprises Co. Ltd. at December 31, 2003.

              One of the Company's former directors is also a director of Chantek Electronic Co. Ltd. During the nine months ended December 31, 2002 and 2003, the Company did not acquire any services from Chantek Electronic Co. Ltd.

              Through and including                        , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    Shares

[GSI LOGO]

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Needham & Company, Inc.

Friedman Billings Ramsey

C.E. Unterberg, Towbin

                         , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

              The following table sets forth all costs and expenses, other than the underwriting discount payable by the registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee		$13,113
NASD filing fee		10,850
Nasdaq National Market application fee		100,000
Blue sky qualification fees and expenses		10,000
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Director and officer liability insurance
Transfer agent and registrar fees		15,000
Miscellaneous expenses

Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements (Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

              The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

              Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (3)
  EXHIBITS.

Exhibit Number	Name of Document
*1.1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of Registrant
3.2	Amended and Restated Bylaws of Registrant
*3.3	Form of Amended and Restated Certificate of Incorporation of Registrant to be filed after the completion of the offering
*3.4	Form of Bylaws to be effective after completion of the offering
*4.1	Specimen certificate representing the common stock
*5.1	Opinion of Gray Cary Ware & Freidenrich LLP
*10.1	Form of Indemnification Agreement between Registrant and Registrant's directors and officers
10.2	1997 Stock Option Plan
10.3	2000 Stock Option Plan
*10.4	2004 Equity Incentive Plan
*10.5	2004 Employee Stock Purchase Plan
10.6	Building Office Lease for 2360 Owen Street, Santa Clara, California 95054
10.7	Building Office Lease for United Technology Building A, Fantz PO, Chupei City, Taiwan
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
*23.2	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

(b)
FINANCIAL STATEMENT SCHEDULES.

              All financial statement schedules have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

              (1)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              (2)   Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              (3)   The undersigned registrant hereby undertakes that:

                  (a)   For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

                  (b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, State of California, on April 13, 2004.

GSI TECHNOLOGY, INC.
By:	/s/ LEE-LEAN SHU Lee-Lean Shu President and Chief Executive Officer

POWER OF ATTORNEY

              KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lee-Lean Shu and Douglas M. Schirle, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ LEE-LEAN SHU Lee-Lean Shu	President, Chief Executive Officer and Chairman (Principal Executive Officer)	April 13, 2004
/s/ DOUGLAS M. SCHIRLE Douglas M. Schirle	Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2004
/s/ ROBERT YAU Robert Yau	Vice President, Engineering, Secretary and Director	April 13, 2004
/s/ JING RONG TANG Jing Rong Tang	Director	April 13, 2004
/s/ HSIANG-WEN CHEN Hsiang-Wen Chen	Director	April 13, 2004
/s/ RUEY L. LU Ruey L. Lu	Director	April 13, 2004

EXHIBIT INDEX

Exhibit Number	Name of Document
*1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of Registrant
3.2	Amended and Restated Bylaws of Registrant
*3.3	Form of Amended and Restated Certificate of Incorporation of Registrant to be filed after the completion of the offering
*3.4	Form of Bylaws to be effective after completion of the offering
*4.1	Specimen certificate representing the common stock
*5.1	Opinion of Gray Cary Ware & Freidenrich LLP
*10.1	Form of Indemnification Agreement between Registrant and Registrant's directors and officers
10.2	1997 Stock Option Plan
10.3	2000 Stock Option Plan
*10.4	2004 Equity Incentive Plan
*10.5	2004 Employee Stock Purchase Plan
10.6	Building Office Lease for 2360 Owen Street, Santa Clara, California 95054
10.7	Building Office Lease for United Technology Building A, Fantz PO, Chupei City, Taiwan
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
*23.2	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
GSI Technology, Inc.
The Offering
SUMMARY FINANCIAL DATA
RISK FACTORS
Risks Related to Our Business and Our Industry
  We have incurred significant losses in prior periods and may incur losses in the future.
  Unpredictable fluctuations in our operating results could cause our stock price to decline.
  We depend upon the sale of our Fast and Ultra-Fast SRAMs for all of our revenues, and a downturn in demand for our products could have a more disproportionate impact on our revenues than if we derived revenues from a more diversified product offering.
  We are subject to the highly cyclical nature of the networking and telecommunications markets.
  Downturns in the semiconductor industry may harm our business.
  The average selling prices of our products are expected to decline, and if we are unable to offset these declines, our operating results will suffer.
  A small number of customers account for a significant percentage of our net revenues. If any of our major customers reduce the amount they purchase or stop purchasing our products, our operating results will suffer.
  A small number of customers generally account for a significant portion of our accounts receivable in any period, and if any one of them fails to pay us, our operating results will suffer.
  The market for Fast and Ultra-Fast SRAMs is highly competitive.
  Our products are complex and could contain defects, which could reduce revenues or result in claims against us.
  We are dependent on the supply of wafers from independent foundries over which we have no control, and if we fail to obtain an adequate supply of wafers, our business will be harmed.
  Because we outsource our wafer manufacturing and independent wafer foundry capacity is limited, we may be required to enter into costly long-term supply arrangements to secure foundry capacity.
  Any significant order cancellations or order deferrals could adversely affect our operating results.
  Demand for our products may decrease if our end-users and contract manufacturers experience difficulty manufacturing, marketing or selling their products.
  If we do not successfully develop new products to respond to rapid market changes due to changing technology and evolving industry standards, particularly in the networking and telecommunications markets, our business will be harmed.
  We may experience difficulties in transitioning to smaller geometry process technologies and other more advanced manufacturing process technologies and that may result in reduced manufacturing yields, delays in product deliveries and increased expenses.
  Our products have lengthy sales cycles that make it difficult to plan our expenses and forecast results.
  Our business will suffer if we are unable to protect our intellectual property.
  We could become subject to claims and litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs.
  As our business grows, such growth may place a significant strain on our management and operations and, as a result, our business might not succeed.
  Our international business exposes us to additional risks.
  Our third-party foundries and other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS and other epidemics.
  Changes in Taiwan's political, social and economic environment may affect our business performance.
  Our success depends on our ability to develop and manage our indirect distribution channels.
  We are substantially dependent on the continued services and performance of our senior management and other key personnel.
  If we are unable to recruit or retain qualified personnel, our business and product development efforts could be harmed.
  We may need to raise additional capital in the future, which may not be available on favorable terms or at all, and which may cause dilution to existing stockholders.
  Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
  Being a public company will increase our administrative costs.
Risks Related to this Offering
  There has been no prior market for our common stock and the price of our common stock may decline after this offering.
  If securities analysts do not publish research or reports about our business, our stock price could decline.
  The price of our stock may be volatile, which could harm our business or stockholders and result in litigation.
  We have no specific plan for the use of the net proceeds, and our investment of the net proceeds may not yield a favorable return.
  After this offering we will continue to be controlled by our executive officers, directors and major stockholders, whose interests may conflict with yours.
  The provisions of our charter documents might inhibit potential acquisition bids that a stockholder might believe are desirable, and the market price of our common stock could be lower as a result.
  You will experience immediate and substantial dilution in the book value of your shares.
  There are a large number of shares of our common stock that may be sold in the market following this offering, which may depress the market price of our common stock.
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Overview
  Results of Operations
  Nine Months Ended December 31, 2002 and December 31, 2003
  Fiscal Years Ended March 31, 2001, 2002 and 2003
  Quarterly Results of Operations
  Liquidity and Capital Resources
  Off-Balance Sheet Arrangements
  Critical Accounting Policies and Estimates
  Quantitative and Qualitative Disclosure Regarding Market Risk
  Recent Accounting Pronouncements
BUSINESS
  Overview
  Industry Background
  The GSI Solution
  The GSI Strategy
  Products
  Customers
  Sales, Marketing and Technical Support
  Manufacturing
  Research and Development
  Competition
  Intellectual Property
  Employees
  Facilities
MANAGEMENT
  Executive Officers and Directors
  Board of Directors
  Committees of the Board of Directors
  Director Compensation
  Compensation Committee Interlocks and Insider Participation
  Executive Compensation
Summary Compensation Table
Option Grants in Fiscal 2004
Option Values at March 31, 2004
  Stock Plans
  Simplified Employee Pension Plan
  Indemnification of Directors and Executive Officers and Limitation of Liability
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  Distribution Agreement with HolyStone Enterprises Co., Ltd.
  Other Transactions
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
  Common Stock
  Preferred Stock
  Registration Rights
  Antitakeover Provisions
  Transfer Agent and Registrar
  Nasdaq National Market Listing
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
  Commissions and Discounts
  Overallotment Option
  No Sales of Similar Securities
  Quotation on the Nasdaq National Market
  Price Stabilization, Short Positions and Penalty Bids
  Electronic Offer, Sale and Distribution of Shares
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT GSI TECHNOLOGY
GSI TECHNOLOGY, INC. INDEX TO FINANCIAL STATEMENTS
Report of Independent Auditors
  NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  NOTE 2—BALANCE SHEET DETAIL (In thousands)
  NOTE 3—RELATED PARTY TRANSACTIONS
  NOTE 4—INCOME TAXES
  NOTE 5—BORROWINGS
  NOTE 6—COMMITMENTS AND CONTINGENCIES
  NOTE 7—REDEEMABLE CONVERTIBLE PREFERRED STOCK
  NOTE 8—COMMON STOCK
  NOTE 9—STOCK OPTION PLAN
  NOTE 10—SEGMENT AND GEOGRAPHIC INFORMATION
  NOTE 11—EMPLOYEE BENEFIT PLAN
  NOTE 12—ANTI-DUMPING DUTY
  NOTE 13—SUBSEQUENT EVENTS
  NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  NOTE 2—INVENTORY
  NOTE 3—RELATED PARTY TRANSACTIONS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX